FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- March 2008	58

TELEFÓNICA GROUP

Financial Highlights

  The positive performance recorded in the first quarter of 2008 allows the Company to reiterate its 2008 guidance both for the Telefónica Group and for the different regions -Telefónica España, Telefónica Latinoamérica and Telefónica Europe -.

  Strong commercial activity, with an increase of around 13% in total accesses to 233.5 million at the end of March 2008, boosted by the sharp rise in wireless (+16.3%), broadband (+26.8%) and pay TV (+64.4%) accesses.

  Strong organic growth1 in operations underpinned by the high diversification of the Group and the integrated management of the Company, focused on improving efficiency and profitability:

  In organic terms, revenues increased by 7.0% year-on-year, OIBDA by 8.2% and Operating Income (OI) by 17.2%. Organic OIBDA margin improves 0.4 percentage point year-on-year to 38.3%.

  For the seventeenth consecutive quarter year-on-year organic revenue growth topped 7%.

1 Assuming constant exchange rates and including the consolidation of TVA in January-March 2007. Excluding the consolidation of Airwave and Endemol in January-March 2007 and includes the impact at T. España due to the new model for the public use telephony service (-31.7 million euros in January-March 2007).

  Net income stood at 1,538 million euros in the quarter (+22.4%) reflecting higher growth rates from revenues down to net income:

  Revenues increased by 1.1% compared to March 2007, OIBDA by 5.3% and OI by 14.4%, affected by the negative impact of changes in the consolidation perimeter and exchange rates.

  Basic earnings per share rose a solid 25.8% year-on-year to 0.328 euros

  One quarter more, to sum up fifteen consecutive quarters, year-on-year growth was achieved in revenues, OIBDA, OI, net income and EPS.

  Financial strength, reflected in the net debt+commitments/OIBDA ratio of 2.2 times, in line with the company’s targets.

  Strong cash flow generation, recording an operating cash flow (OIBDA-CapEx) of 4,057 million euros in the quarter:

  The Free Cash Flow per share stood at 0.181 euros in the first quarter 2008.

  Regarding the shareholder remuneration policy, the increased cash flow generation allows the Company to accelerate the execution of its share buyback programme:

  From the start of the year until 13 May 2008 the Company has executed 35.7% of the total share buyback programme (100 million shares), in force until the first half of 2009.

TELEFÓNICA ESPAÑA:

  Telefónica continues to drive market growth, consolidating its competitive positioning with close to 47 million accesses under management (+4.5%):

  Sustained leadership in the Spanish broadband market, leveraging a premium quality segmented offering, with an estimated market share close to 57%. The number of retail Internet broadband accesses exceeds 4.8 million (+20.2% year-on-year).

  Increased share of Imagenio in the pay TV market (estimated market share above 13%), with net adds slightly higher than in the previous quarter and 20.7% higher than in the same period in 2007.

  Year-on-year growth of 5.5% in the wireless customer base to 23 million lines, driven by the sharp increase in contract customers (+11.3%), which now account for almost 61% of the total customer base.

  Wireless churn remained steady at 1.8%, similar to the figure achieved in the first quarter of 2007, despite the larger number of competitors in the market, while contract churn fell slightly year-on-year to 1.1%.

  Revenues grew 2.6% vs. first quarter 2007 on like-for-like basis2, underpinned by higher wireline Internet and broadband revenues (+9.8%) and the sharp rise in wireless data revenues (+16.7%).

  Significant increase in OIBDA (+6.4% year-on-year), with the OIBDA margin reaching 50.6%.

  2 Including the impact at T. España related to the new business model for its public use telephony -PUT- (-31.7 million euros in January-March 2007).

TELEFÓNICA LATINOAMÉRICA:

  Solid growth in accesses managed in Latin America to 137.7 million (+17.7%), thanks to the sharp increase in wireless telephony and the advances in the transformation of the wireline businesses:

  Acceleration in the year-on-year growth in wireless accesses (+23.0% vs. +15.5% in the first quarter of 2007), with net adds of 3.1 million (+37.1% year-on-year) in the quarter thanks to customer acquisition initiatives and the churn containment.

  Wireless ARPU remained steady while outgoing ARPU rose by 4.5% in local currency, despite the sharp increase in the customer base.

  Retail internet broadband accesses topped 5.2 million, with a sound 29.5% rise, while pay TV customers exceeded 1.2 million (+77.2% year-on-year and +6.6% vs. December 2007).

  At the end of the first quarter million wireline accesses3 stood at 25.6 million, 1.9% more than in March 2007.

  Wireline revenue per access in the region climbed 1.9% in constant euros, boosted by the companies’ improved commercial offering and the growing weight of bundles. Duo and Trio bundles accounted for 37% of broadband accesses and 55% of wireline accesses (+11.4 percentage points vs. March 2007), including local and control bundles.

  Organic4 revenue growth rate of 12.6%, driven by robust growth in the wireless business, especially in Mexico and Venezuela, and the growing contribution of the company’s Brazilian operations, underpinned by the strength of Vivo’s earnings.

  Solid OIBDA organic4 growth (+11.8%), reflecting higher revenue and enhanced margins at the wireless business, which offset the change in revenue mix and the contribution of recently-launched wireline services (Pay TV). The OIBDA margin stood at 36.4%, unchanged from the first quarter of 2007.

  3 From December 31, 2006 Group's accesses have been reclassified, being fixed wireless accesses now included within the fixed telephony accesses. Till December 2007 fixed wireless accesses were included, depending on the country in mobile or fixed accesses. As from January 1, 2008, the fixed wireless accesses include public telephones with this technology.
  4 Assuming constant exchange rates and including the consolidation of TVA in January-March 2007.

TELEFÓNICA EUROPE:

  Strong commercial activity in all markets, with an emphasis on contract customers and broadband; accesses rose to 42.8 million:

  Good results from the strategy followed by O2 UK, focusing on the most valuable customer segment, with an increase of more than 2.5x in net contract adds since the first quarter of 2007.

  Notable growth in mobile customer base in Germany (+16.3%) to more than 13 million lines, with net adds in the quarter more than triple the figure seen in the same period a year earlier.

  Steady growth in the contract customer base (+17.2%) and stemming the losses in wireline accesses in the Czech Republic, underpinned by the increase in bundled packages.

  Strong uptake for 02 UK’s wireline broadband offering in the UK market.

  Strong organic revenue5 growth (+6.4%), driven by the positive performance in the UK (+12.6% in local currency) and the sequential improvement in earnings in Germany, where positive revenue growth was again reported (+1.5%).

  5.3% increase in OIBDA in organic5 terms. OIBDA margin stood at 26.3%.

  5 Assuming constant exchange rates and excluding the consolidation of Airwave in January-March 2007.

Quarterly results

January–March 2008

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size

Consolidated Results

Financial Data

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

• Wireline Business

• Wireless Business

Telefónica Latinoamérica

• Brazil

• Argentina

• Chile

• Perú

• Colombia

• México

• Venezuela

• Central America

• Ecuador

• TIWS

Telefónica Europe

• O2 UK

• O2 Germany

• O2 Ireland

• Telefónica O2 Czech Republic

Other Companies

• Atento Group

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP

Market Size

(Data in thousands accesses)

Mexico
Internet & Data Acc.
Terra ISP: 2
Mobile Accesses
TEM México: 11,073
Central America
Fixed Telephony Accesses: 120
Internet & Data Accesses: 22
Mobile Accesses: 4,877
Ecuador
Mobile Accesses
TEM Ecuador: 2,653
Peru
Fixed Telephony Acc.
T. del Perú: 2,742
Internet & Data Acc.
T. del Perú: 608
Mobile Accesses
TEM Perú: 7,221
Pay TV
Cable Mágico: 628
Chile
Fixed Telephony Acc.
T. Chile: 2,173
Internet & Data Acc.
T. Chile: 656
Mobile Accesses
TEM Chile: 6,052
Pay TV
TV Digital: 197
Venezuela
Mobile Accesses
TEM Venezuela: 9,840
Colombia
Fixed Telephony Acc.
T. Telecom: 2,340
Internet & Data Acc.
T. Telecom: 168
Mobile Accesses
TEM Colombia: 7,552
Pay TV
TV Digital: 46
Brazil
Fixed Telephony Acc.
Telesp: 12,019
Internet & Data Acc.
Telesp: 3,260
Terra ISP: 986
Mobile Accesses
VIVO: 31,320
Pay TV
TV Digital: 9
Uruguay
Mobile Accesses
TEM Uruguay: 1,047
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,633
Internet & Data Acc.
T. de Argentina: 1,101
Mobile Accesses
TEM Argentina: 13,078
United Kingdom
Mobile Accesses
O2 UK: 17,900
Internet & Data Acc
O2 UK: 38
Ireland
Mobile Accesses
O2 Ireland: 1,632
Morocco
Mobile Accesses
Medi Telecom: 5,786
Germany
Mobile Accesses
O2 Germany: 12,168
Internet & Data Acc
O2 Germany: 37
Slovakia
Mobile Accesses
TO2 Slovakia: 496
Czech Republic
Fixed Telephony Acc.
T. O2 Czech Rep.: 2,135
Internet & Data Acc.
T. O2 Czech Rep: 560
Mobile Accesses
T. O2 Czech Rep.: 4,967
Pay TV
O2TV: 53
Spain
Fixed Telephony Acc.
Wireline Business: 15,865
Internet & Data Acc.
Wireline Business: 5,131
Mobile Accesses
Wireless Business: 22,420
Pay TV
Imagenio: 469

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - March

	2008	2007	% Chg

Final Clients Accesses	230,637.4	204,696.4	12.7
Fixed telephony accesses (1)	43,499.6	43,410.2	0.2
Internet and data accesses	13,564.5	12,527.1	8.3
Narrowband	2,531.1	3,792.4	(33.3)
Broadband (2)	10,873.3	8,572.4	26.8
Other (3)	160.1	162.3	(1.4)
Mobile accesses	171,691.7	147,614.9	16.3
Pay TV	1,881.6	1,144.2	64.4
Wholesale Accesses	2,840.7	2,031.6	39.8
Unbundled loops	1,512.4	1,102.3	37.2
Shared ULL	755.0	605.2	24.8
Full ULL	757.4	497.2	52.3
Wholesale ADSL (4)	552.9	640.0	(13.6)
Other (5)	775.4	289.3	168.0
Total Accesses	233,478.0	206,728.0	12.9

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included.
(2) ADSL, satellite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes Unbundled Lines by T. Deutschland.
(5) Circuits for other operators.
Notes:
-Iberbanda accesses are included from December 2006.

-As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

-As of 1 January 2008, "fixed wireless" public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA GROUP

Consolidated Results

Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure

In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable, Internet and Television businesses.

Likewise, Telefónica Europe includes O2 Group, O2 Germany and Telefónica O2 Czech Republic results.

In the caption "Other companies and Eliminations" Content and Media Business, the Call Center Business together with other companies and eliminations in the consolidation process are included.

For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management contracts that do not affect the Group's consolidated results have been eliminated from the operating results of each Group segment.

From December 31, 2006 Group's accesses have been reclassified, being fixed wireless accesses now included within the fixed telephony accesses. Till December 2007 fixed wireless accesses were included, depending on the country, in mobile or fixed accesses. As from January 1, 2008, the fixed wireless accesses include public telephones with this technology.

Finally, in order to provide comparable information, Iberbanda's accesses, a Telefónica España's subsidiary, have been included in the total accesses of Telefónica Group effective from 31st December 2006.

The results for the first quarter of 2008 highlight once again the Group’s strong organic growth, bolstering its differentiated profile in the sector, the high value of its geographic and business diversification and the integrated management of the Company.

Total accesses rose 12.9% vs. March 2007 to almost 233.5 million due to the strong growth in commercial activity in all markets. This growth was underpinned by the increase in wireless (+16.3%), broadband (+26.8%) and pay TV (+64.4%) accesses.

By access type, the Telefónica Group’s wireless accesses topped 171 million at the end of the first quarter, with net adds of around 4 million customers. The main contributors were Brazil (839,446), Mexico (724,548), Peru (632,114) and Germany (535,994).

Retail internet broadband accesses surged 26.8% year-on-year to over 10.8 million at the end of March, driven by the strong take-up for voice, ADSL and TV bundles, making significant contributions to developing the broadband market and increasing customer loyalty. In Spain, retail internet broadband accesses surpassed 4.8 million (up 20.2% year-on-year), in Latin America, 5.2 million (+29.5% year-on-year) and in Europe, 800,000 (+58.4% year-on-year). Net adds in the quarter stood at nearly 222,000 in Spain, while this figure amounted to 201,300 and 129,900 in Latin America and Europe respectively.

Pay TV accesses at the end of the quarter exceeded 1.8 million, 64.4% more than a year before, with operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia and Brazil.

Thanks to the expansion of the Group’s customer base and the increased use of our networks, revenues in the first quarter of 2008 totalled 13,896 million euros, a year-on-year increase of 1.1%. Changes in the consolidation perimeter and the negative foreign exchange-rate effect subtract 3.6 percentage points and 2.3 percentage points respectively to revenue growth. Organic1 revenue growth was 7.0%, with Telefónica Latinoamérica (+4.4 percentage points) and, to a lesser extent, Telefónica Europa (+1.7 percentage points) making the largest contributions. By business, wireless service revenues, with a growing weight of data services, were the main organic revenue growth drivers, along with wireline broadband and pay TV.

1 Assuming constant exchange rates and including the consolidation of TVA in January-March 2007. Excluding the consolidation of Airwave and Endemol in January-March 2007 and includes the impact at T. España due to the new model for the public use telephony service (-31.7 million euros in January-March 2007).

In absolute terms, Telefónica Latinoamérica increased its weight over Telefónica Group revenues, accounting for 37.1% of the total (vs. 34.1% at the end of March 2007). Telefónica España and Telefónica Europa accounted for 36.9% and 25.0% of the total revenues of the Telefónica Group respectively.

In the first quarter of the year, operating expenses at the Telefónica Group totalled 8,777 million euros, 0.6% less than the same period the year before.

Supply costs totalled 4,312 million euros, 2.0% down year-on-year. Stripping out the impact of foreign exchange rates, supply costs would have risen 1.4%, mainly due to higher interconnection expenses at Telefónica Latinoamérica and O2 UK.

Personnel expenses fell 2.0% year-on-year to 1,683 million (-0.3% in constant euros). The average number of employees in the period was 249,050, 12,279 more than the year before, due to the net increase at the Atento Group. Excluding the Atento Group workforce, the average number of employees at the Telefónica Group fell by 2,917 to 124,833 employees.

External service expenses (2,386 million euros) grew 3.5% year-on-year (+5.9% in local currency), mainly due to the higher costs at Telefónica Latinoamérica, mainly in Venezuela (impact of the increase in inflation on all expenses), Argentina (higher advertising and subcontracting costs and commissions, also affected by inflation), and Chile (higher expenses for subcontracting activities), along with higher customer retention costs in the UK.

Also, gains on asset disposals in the first quarter totalled 55 million euros (vs. 6 million euros in the same period a year earlier) mainly due to the booking of capital gains from the Real State programme at Telefónica España.

At the end of March, operating income before depreciation and amortization (OIBDA) stood at 5,376 million euros, up 5.3% from March 2007. Organic1 OIBDA growth was 8.2%, with Telefónica Latinoamérica (+4.0 percentage points) and Telefónica España (+3.1 percentage points) being the main contributors.

In absolute terms, Telefónica España accounts for 48.3% of Telefónica Group OIBDA. Telefónica Latinoamérica and Telefónica Europa contributed 34.9% and 17.0% of the total Group OIBDA respectively.

The first quarter OIBDA margin stood at 38.7% (compared with 37.1% a year earlier). In organic terms1, the OIBDA margin grew 0.4 percentage points year-on-year to 38.3%.

Depreciation and amortization in the first quarter totalled 2,277 million euros, 5.0% lower than the year earlier figure. Telefónica O2 Europe includes the purchase price allocations in the O2 Group acquisition (of 178 million euros) and the Telefónica O2 Czech Republic acquisition (of 43 million euros). In organic terms2, depreciation and amortization in the quarter for the Telefónica Group fell 2.1% year-on-year, with Telefónica España and Telefónica O2 Europe mainly responsible for this decline.

The rise in OIBDA and fall in depreciation and amortization drove operating income (OI) 14.4% higher in the quarter to 3,099 million euros. Organic OI growth2 stood at 17.2%.

1 Assuming constant exchange rates and including the consolidation of TVA in January-March 2007. Excluding the consolidation of Airwave and Endemol in January-March 2007 and includes the impact at T. España due to the new model for the public use telephony service (-31.7 million euros in January-March 2007).
2 Assuming constant exchange rates and including the consolidation of TVA in January-March 2007. Excluding the consolidation of Airwave and Endemol in January-March 2007.

Profit from associates stood at –1 million euros in the quarter mainly due to the lower profit from Portugal Telecom.

Net financial results at the end of March 2008 amounted to 767 million euros, 0.1% behind those of the same period of 2007. This variation arises mainly from the decrease of 11% in the average debt which implies a saving of 92 million euros. This effect is balanced by:

a) an increase of the average cost of the Group’s debt that leads to an expense of 50 million euros due to higher interest rates in non Latam countries and;

b) changes in the present value of pre-retirement plan commitments and other marked-to-market positions that have a negative impact of 24 million euros, 44 million euros higher than the figure reported for march 2007 due to the existing volatility in financial markets.

The average cost calculated on average total net debt for 2008 is 6.21% excluding FX results.

Free cash flow generated by the Telefónica Group in 2008 amounted 852 million euros of which 569 million euros were assigned to Telefonica’s share buyback program and 193 million euros to commitment cancellations derived mainly from the pre-retirements plans. Due to the fact that financial divestitures for the period amounted to 55 million euros, net financial debt decreased in 146 million euros. Also, net debt was reduced by an additional 716 million euros because of FX impact, changes in the consolidation perimeter and other effects on financial accounts. All this has been translated in a decrease of 861 million euros with respect to the net financial debt at the end of the fiscal year 2007 (45,284 million euros), leaving the net financial debt of the Telefónica Group at March 2008 at 44,423 million euros.

Leverage ratio (net debt/OIBDA) continues to fall, down to 2.1x at 31 March 2008 compared to 2.3x at 31 December 2007, thanks to both a reduction in debt in the period and higher OIBDA.

In the first quarter, the Telefónica Group’s financing activity was less intense than in previous quarters due to the turmoil in the credit markets and the Group’s comfortable liquidity position. Our activity has been largely focused on Latin America and our short-term commercial paper programmes. The total amount of financing completed in the first quarter, excluding short-term commercial paper, amounted to 381 million euros. The lower volume of financial activity in the quarter is due to the signing, in the last quarter of 2007, of a number of facilities with multilateral bodies and various financial institutions totalling 1,039 million euros, initially forecast for the first quarter of 2008.

Telefónica S.A., via its fully-controlled subsidiary Telefónica Finanzas, S.A., only signed an eight-year 75 million euro loan with the European Investment Bank (EIB) at very competitive prices.

In this quarter, Telefónica S.A. and its holding companies have remained active under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,874 million euros, some 13% less than the balance at year-end 2007. Spreads have been kept steady despite adverse market conditions.

During the first quarter of 2008, our subsidiaries in Latin America tapped the financial markets for some 306 million euros, mainly to renew existing debt.

Thanks to the Telefónica Group’s activity in the capital markets and the refinancing of its debt with credit entities in recent months, consolidated gross financial debt comprises 55% bonds and debentures and 45% debt with financial institutions.

On 29 February 2008, Fitch upgraded Telefónica’s long-term outlook from BBB+/stable to BBB+/positive, given the solid de-leveraging over the past 18 months.

The tax provision for the first quarter totalled 736 million euros, with implying a tax rate of 31.6% in the quarter. However, the cash outflow for the Telefónica Group will be lower as negative tax bases from past periods together with unused fiscal deductions will be compensated.

Minority interests fell by 12.7% year-on-year, deducting 57 million euros from net profit. Minority interests in Telesp and Telefónica O2 Czech Republic account for the bulk of profit attributable to minority interests.

In all, consolidated net income to 31 March 2008 totalled 1,538 million euros, up 22.4% year-on-year. Basic earnings per share jumped 25.8% to 0.328 euros.

First quarter CapEx amounted to 1,319 million euros, leaving operating cash flow (OIBDA-CapEx) of 4,057 million euros.

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg

Revenues	13,896	13,747	1.1
Internal exp capitalized in fixed assets	167	153	9.3
Operating expenses	(8,777)	(8,828)	(0.6)
Supplies	(4,312)	(4,399)	(2.0)
Personnel expenses	(1,683)	(1,718)	(2.0)
Subcontracts	(2,386)	(2,307)	3.5
Bad Debt Provisions	(180)	(168)	7.1
Taxes	(216)	(237)	(8.9)
Other net operating income (expense)	36	36	0.5
Gain (loss) on sale of fixed assets	55	6	n.m.
Impairment of goodwill and other assets	(1)	(8)	(80.8)
Operating income before D&A (OIBDA)	5,376	5,106	5.3
OIBDA margin	38.7%	37.1%	1.5 p.p.
Depreciation and amortization	(2,277)	(2,396)	(5.0)
Operating income (OI)	3,099	2,710	14.4
Profit from associated companies	(1)	35	c.s.
Net financial income (expense)	(767)	(768)	(0.1)
Income before taxes	2,331	1,977	17.9
Income taxes	(736)	(656)	12.2
Income from continuing operations	1,595	1,322	20.7
Income (Loss) from discontinued ops.	0	0	n.m.
Minority interest	(57)	(65)	(12.7)
Net income	1,538	1,257	22.4
Weighted average number of ordinary shares	4,696.8	4,828.4	(2.7)
outstanding during the period (millions)
Basic earnings per share (euros)	0.328	0.260	25.8

Notes:

-For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

-Airwave and Endemol are not consolidated since the second and third quarter of 2007, respectively

TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OIBDA MARGIN

	January - March			January - March			January - March
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	Chg

Telefónica España (1)	5,131	5,033	1.9	2,597	2,439	6.4	50.6%	48.5%	2.1 p.p.
Telefónica Latinoamérica	5,158	4,685	10.1	1,877	1,713	9.6	36.4%	36.6%	(0.2 p.p.)
Telefónica Europe (2)	3,472	3,534	(1.7)	912	934	(2.3)	26.3%	26.4%	(0.2 p.p.)
Other companies and eliminations (2)	135	495	(72.6)	(10)	20	c.s.	n.m.	n.m.	n.m.
Total Group (1)(2)	13,896	13,747	1.1	5,376	5,106	5.3	38.7%	37.1%	1.5 p.p.

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)

	January - March			January - March			January - March
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	% Chg

Telefónica España	2,019	1,829	10.4	463	426	8.6	2,134	2,013	6.0
Telefónica Latinoamérica	986	872	13.0	459	426	7.5	1,419	1,287	10.2
Telefónica Europe (2)	135	16	n.m.	382	493	(22.5)	530	440	20.3
Other companies and eliminations (2)	(41)	(6)	n.m.	15	42	(64.5)	(25)	(22)	10.3
Total Group (2)	3,099	2,710	14.4	1,319	1,388	(5.0)	4,057	3,718	9.1

Notes:
-OIBDA and OI are presented bebore brand fees and management fees.
-CapEx at cumulative average exchange rate.

(1) 2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

(2) Airwave and Endemol are not consolidated since the second and third quarter of 2007, respectively.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)

	March 2008	Dec 2007	% Chg

Non-current assets	84,475	87,395	(3.3)
Intangible assets	17,248	18,320	(5.9)
Goodwill	19,260	19,770	(2.6)
Property, plant and equipment and Investment property	31,512	32,469	(2.9)
Long-term financial assets and other non-current assets	8,953	9,007	(0.6)
Deferred tax assets	7,502	7,829	(4.2)
Current assets	17,286	18,478	(6.5)
Inventories	1,036	987	5.0
Trade and other receivables	9,553	9,662	(1.1)
Current tax receivable	827	1,010	(18.2)
Short-term financial investments	1,715	1,622	5.7
Cash and cash equivalents	4,023	5,065	(20.6)
Non-current assets classified as held for sale	133	132	0.6
Total Assets = Total Equity and Liabilities	101,761	105,873	(3.9)
Equity	22,770	22,855	(0.4)
Equity attributable to equity holders of the parent	19,963	20,125	(0.8)
Minority interest	2,807	2,730	2.8
Non-current liabilities	56,411	58,044	(2.8)
Long-term financial debt	45,782	46,942	(2.5)
Deferred tax liabilities	3,738	3,926	(4.8)
Long-term provisions	5,876	6,161	(4.6)
Other long-term liabilities	1,015	1,015	(0.1)
Current liabilities	22,580	24,974	(9.6)
Short-term financial debt	6,403	6,986	(8.3)
Trade and other payables	8,259	8,729	(5.4)
Current tax payable	1,975	2,157	(8.4)
Short-term provisions and other liabilities	5,942	7,102	(16.3)
Financial Data
Net Financial Debt (1)	44,423	45,284	(1.9)

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - March

		2008	2007	% Chg

I	Cash flows from operations	4,188	4,176	0.3
II	Net interest payment (1)	(1,200)	(1,054)
III	Payment for income tax	(354)	(439)
A=I+II+III	Net cash provided by operating activities	2,634	2,684	(1.9)
B	Payment for investment in fixed and intangible assets	(1,975)	(1,942)
C=A+B	Net free cash flow after CapEx	659	742	(11.1)
D	Net Cash received from sale of Real Estate	61	10
E	Net payment for financial investment	(5)	(211)
F	Net payment for dividends and treasury stock (2)	(569)	(749)
G=C+D+E+F	Free cash flow after dividends	146	(208)	c.s.
H	Effects of exchange rate changes on net financial debt	(395)	(136)
I	Effects on net financial debt of changes in consolid. and others	(321)	(333)
J	Net financial debt at beginning of period	45,284	52,145
K=J-G+H+I	Net financial debt at end of period	44,423	51,884	(14.4)

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg
OIBDA	5,376	5,106	5.3
- CapEx accrued during the period	(1,319)	(1,388)
- Payments related to commitments	(193)	(214)
- Net interest payment	(1,200)	(1,054)
- Payment for income tax	(354)	(439)
- Results from the sale of fixed assets	(55)	(6)
- Invest. in working cap. and other deferred income and exp	(1,596)	(1,265)
= Net Free Cash Flow after CapEx	659	742	(11.1)
+ Net Cash received from sale of Real Estate	61	10
- Net payment for financial investment	(5)	(211)
- Net payment for dividends and treasury stock	(569)	(749)
= Free Cash Flow after dividends	146	(208)	c.s.

Note: The concept "Free Cash Flow" reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

Unaudited figures (Euros in millions)	January-March

	2008	2007
Net Free Cash Flow after CapEx	659	742
+ Payments related to cancellation of commitments	193	214
- Ordinary dividends payment to minoritaries	0	(5)
= Free Cash Flow	852	950
Weighted average number of ordinary shares outstanding during the period (millions)	4,697	4,828
= Free Cash Flow per share (euros)	0.181	0.197

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		March 2008

	Long-term debt	46,125
	Short term debt including current maturities	6,403
	Cash and Banks	(4,023)
	Short and Long-term financial investments (1)	(4,083)
A	Net Financial Debt	44,423
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (2)	5,409
	Value of associated Long-term assets (3)	(672)
	Taxes receivable (4)	(1,531)
C	Net commitments related to workforce reduction	3,205
A + B + C	Total Debt + Commitments	47,993

	Net Financial Debt / OIBDA (5)	2.1x
	Total Debt + Commitments/ OIBDA (5)	2.2x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.

(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".

(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculated based on March 2008 OIBDA, excluding results on the sale of fixed assets and annualized.

DEBT STRUCTURE BY CURRENCY
Unaudited figures
	March 2008

	EUR	LATAM	GBP	CZK	USD

Currency mix	62%	16%	13%	7%	2%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review

Moody's	Baa1	P-2	Stable	3-May-07
S&P	BBB+	A-2	Positive	12-Nov-07
Fitch/IBCA	BBB+	F-2	Positive	29-Feb-08

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Balance Sheet (2)

	Jan - Mar 2008	Jan - Mar 2007	March 2008	December 2007

USA (US Dollar/Euro)	1.498	1.311	1.581	1.472
United Kingdom (Sterling/Euro)	0.757	0.671	0.796	0.733
Argentina (Argentinean Peso/Euro)	4.722	4.057	5.009	4.636
Brazil (Brazilian Real/Euro)	2.603	2.763	2.766	2.608
Czech Republic (Czech Crown/Euro)	25.578	28.028	25.335	26.620
Chile (Chilean Peso/Euro)	693.963	708.215	692.042	731.472
Colombia (Colombian Peso/Euro)	2,865.330	2,915.452	2,898.551	2,965.928
El Salvador (Colon/Euro)	13.103	11.468	13.835	12.881
Guatemala (Quetzal/Euro)	11.515	10.074	12.041	11.234
Mexico (Mexican Peso/Euro)	16.195	14.433	16.913	15.996
Nicaragua (Cordoba/Euro)	28.477	23.735	30.254	27.827
Peru (Peruvian Nuevo Sol/Euro)	4.329	4.180	4.344	4.409
Uruguay (Uruguayan Peso/Euro)	31.351	31.899	32.170	31.724
Venezuela (Bolivar/Euro)	3.220	2.817	3.400	3.165

(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 31/March/08 and 31/Dec/07.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

At the end of March 2008, Telefónica España managed 46.8 million accesses, a year-on-year increase of 4.5%, boosted by the 5.5% year-on-year growth in wireless customers to over 23.0 million and 20.2% growth in retail internet broadband accesses to over 4.8 million in wireline business.

Starting January 1st, 2008, Telefónica España has changed the business model for its Public Use Telephony (PUT) service and the contracts which supported it in order to best match the possibilities and scope of the applicable regulatory framework. As a result the business is now run by a pure wholesale approach, and only the net margin is being booked as revenues. In 2007 a retail approach was applied, booking both, gross revenues and associated commercialization costs to promote traffic through resellers. In this document the figures for 2007 remain the same as those initially published, which implies that year-on-year variations do not provide a like-for-like comparison.

Revenues grew 1.9% year-on-year in the first quarter of 2008 to 5,131 million euros. Including the impact of the change in model for the PUT and call centre business (-31.7 million euros in the first quarter of 2007), revenue growth stood at 2.6%, driven by higher Internet and Broadband revenues at the wireline business and by strong growth of wireless data revenues.

Operating income before depreciation and amortization (OIBDA) jumped 6.4% to 2,597 million euros, putting the OIBDA margin at 50.6%. In the first quarter of 2008 real estate capital gains amounting to 67 million euros were booked (3 million euros in the first quarter of 2007). Another 25 million euros were booked as lower bad debt provisions due to bad debt recovery at both Telefonica España Wireline and Wireless businesses.

CapEx in Telefónica España totalled 463 million euros in the first quarter of 2008, with investment focused on growing the Internet and Broadband businesses, with significant investment in ADSL and IP services (Imagenio).

Telefónica España generated operating cash flow (OIBDA-CapEx) of 2,134 million euros in the period.

WIRELINE BUSINESS

The Spanish wireline access market continued its growing trend with an estimated 1.9% year-on-year growth as of March 2008.

The Company’s fixed telephony accesses totalled 15.8 millions at the end of the quarter (down 0.6% vs. March 2007), after recording net quarterly losses of 76,696 lines. This loss is mostly linked to the development by unbundlers of a new loop type, the naked shared loop. Even though this new loop was approved by the Spanish Regulator in September 2006, ULL based operators did not start offering services based on naked shared loops till the end of 2007 (85,647 naked shared loops at March end 2008, vs. 9,293 at the end of 2007).

Telefónica’s estimated share of the wireline access market is slightly below 80%.

The number of pre-selected lines fell further, declining by 68,548 in the first quarter of 2008 (a decline of 110,859 lines in 2007) to 1.7 millions lines at the end of March.

In line with the positive trend in voice service revenues, Telefónica España’s estimated share of wireline traffic remains stable at around 65%.

Estimated net adds in the Spanish fixed broadband internet access market in the first quarter of 2008 amounted to 0.4 million (-13.2% vs. January-March 2007), driving the estimated total to over 8.5 million accesses at the end of March (+18.7% year-on-year).

Telefónica’s retail Internet broadband accesses net adds in the first quarter of 2008 reached 221,825 (-12.4% from the first quarter of 2007), similar to the figure for the previous quarter, taking total accesses to 4.8 millions by the end of March (+20.2% vs. March 2007). As a result Telefónica sustained its leadership in this market with, an estimated share close to 57%.

The estimated share of unbundled loops in the fixed broadband Internet access market increased to over 17%. Net adds during the quarter amounted to 113,506 loops, 14.1% less than a year earlier. Total unbundled loops at the end of March amounted to 1.5 millions, of which 51.4% (754,984) are shared access loops and the remaining 712,462 are fully unbundled loops, (of which 85,647 are naked shared loops). Worth to mention is the growth of fully unbundled loops in the first quarter, with net adds up to 134,886, of which 76,354 (56.6%) are naked shared loops. Shared access loops showed a net loss of 21,380 accesses in the quarter.

The wholesale ADSL accesses loss rate continued to decelerate during the first quarter due to the lower number of migrations to unbundled local loops. In the wake of net losses of 15,239 in the first quarter, total wholesale ADSL accesses amounted to 480,253 at the end of March, down 14.0% from March 2007.

In Pay TV, Telefónica achieved an estimated market share of more than 13% at the end of March 2008, after adding 42,958 new customers in the quarter (35,591 in the same period of 2007). As a result, its customer base has risen to 554,045 by the end of March 2008.

The total number of Duo and Trio bundles stood at 4.1 million units at the end of March 2008. This means that more than 82% of the company’s retail Internet broadband accesses are includedin a double or triple play bundle at the end of March 2008.

Revenues in the first quarter of 2008 totalled 3,079 million euros, a year-on-year increase of 1.0%, affected by the change in accounting criteria for the PUT and call centres business. Growth in like-for-like terms was 2.0%.

  Traditional access revenues amounted to 703 million euros, a year-on-year increase of 0.9%, led by the 2.0% increase in the PSTN line monthly fee.

  The decline of voice service revenues slowed to 2.1% like-for-like1 (-5.6% reported), maintaining the positive trend seen in previous quarters.

  1 Including the impact at T. España related to the new business model for its public use telephony 'PUT' (-31.7 million euros in January-March 2007).

  Internet and broadband revenues surged by 9.8% in the quarter, boosted by revenues in the retail broadband segment, in the wake of retail broadband accesses growing 20.2% year-on-year.

  Retail broadband service revenues were up 14.0%, accounting for 2.6 percentage points of the revenue growth recorded by Telefónica España’s wireline business.

  Wholesale broadband service revenues fell 2.9%, mainly due to the recently approved tariff reduction and the decline in wholesale ADSL accesses. The increase in revenues associated with growth in the number of unbundled loops partly offsets the drop of wholesale ADSL associated revenues.

  Data service revenues grew 2.7% in the first quarter versus the same period in 2007 to 289 million euros.

  IT service revenues totalled 91 million euros, down 2.7% year-on-year.

  Operating expenses at Telefónica España’s wireline business totalled 1,615 million euros in the first quarter of 2008, 3.3% less than in the first quarter of 2007 due to: i) the 4.2% fall in external service expenses to 319 million euros due to lower network expenses and the new model for the PUT and call centre business; ii) the 1.5% fall in supply costs to 721 million euros, especially expenses associated with IT and VAS sales; iii) the 3.4% fall in personnel expenses to 519 million euros due to the lower average headcount in the period; and iv) the reduction of bad debt provisions due to bad debt recovery amounting to 17 million euros in the quarter. In like-for-like terms1, operating expenses declined by 1.5%. There were no workforce reorganization costs in either the first quarter of 2007 or 2008.

  1 Including the impact at T. España related to the new business model for its public use telephony 'PUT' (-31.7 million euros in January-March 2007).

Operating income before depreciation and amortization (OIBDA) grew 9.7% year-on-year to 1,557 million euros. Capital gains of 67 million euros were accounted for in the quarter from the Real Estate Programme (3 million euros in the first quarter of 2007).

The OIBDA margin in the first quarter was 50.6%. Stripping out real estate capital gains in the first quarter of 2008 and 2007, along with the bad debt recovery registered in first quarter 2008, and including the impact on revenues and expenses of the application of the new model for the PUT and call centre business (-31.7 million euros in the first quarter of 2007), the margin in the first quarter of 2008 increased by 0.9 percentage points to 47.9%.

First quarter CapEx amounted to 299 million euros, leaving operating cash flow (OIBDA-CapEx) at 1,259 million euros.

WIRELINE BUSINESS

The Spanish wireless market hit the 51.2 million-line mark in March 2008, with an estimated penetration rate of over 112% (6 percentage points above March 2007).

During the first quarter of 2008 Telefónica España has continued to focus its commercial activity on the higher value customer segments; this strategy led to net adds in the contract segment of 305,233 (386,973 in the first quarter of 2007) and total net adds of 181,825 (367,715 in the first quarter of 2007).

This drove the customer base to above 23,0 million at the end of March, a year-on-year increase of 5.5%. Growth in the overall customer base was underpinned by a strong momentum in the contract segment where the year-on-year growth figure rises to 11.3%. This segment now accounts for 60.6% of the total (+3.2 percentage points vs. March 2007).

In number portability, during the first quarter a net 21,669 subscribers switched to another operator. Nonetheless, the portability net balance in the contract segment remained positive at 11,933 lines.

First quarter churn was flat year-on-year at 1.8%, despite the increased number of market players. Churn in the contract segment fell slightly year-on-year to 1.1%.

As regards usage, the volume of traffic carried over the network during the first quarter of 2008 totalled 15,500 million minutes. MoU amounted to 151 minutes during the quarter (-5.6% vs. the first quarter of 2007), affected by lower customer usage and to a lesser extent by the lower intensity of traffic promotions vs. first quarter of 2007.

Voice ARPU reached 25.4 euros in the first quarter, 6.0% lower than in the first quarter of 2007, due to lower MoU and to the 9.6% cut in mobile termination rates implemented in October 2007.

Data ARPU, meanwhile jumped 9.7% (outgoing: +11.0%) to 5.1 euros, driven strongly by new revenue sources associated with wireless content ("superconcursos": grand contests) during the first quarter of the year in addition to continued strong momentum in connectivity revenues which expanded at over 65%.

At the end of March Telefónica España’s wireless customers held more than 4.2 million 3G handsets (2.8x vs. March 2007), representing penetration of close to 19% of total customer base excluding M2M, up 12 percentage points vs. the first quarter of 2007.

As a result, total ARPU in the first quarter of 2008 was 30.5 euros, 3.7% lower year-on-year, in line with the trend seen in the previous quarter. The trend in outgoing ARPU was also similar to the previous quarter, falling 2.1% to 25.7 euros.

Revenues rose 2.7% in the first quarter of the year to 2,398 million euros, in line with the trend seen in recent quarters. Highlights by revenue item:

  Service revenues grew 2.0% in the first quarter of 2008 to 2,072 million euros. Growth was driven primarily by customer revenues, which advanced 3.4% year-on-year to 1,692 million euros.

  Interconnection revenues fell 6.3% in the first quarter of the year, hurt by the cut in termination rates. Roaming-in revenues climbed 11.9% in the quarter due to the strong performance in wholesale traffic.

  Revenue from handset sales rose 7.2% year-on-year to 326 million euros.

Operating expenses rose 3.2% to 1,371 million, euros, mostly driven by handset purchases. Stripping this factor out, operating expenses would have risen 1.4%.

Operating income before amortization and depreciation (OIBDA) rose 2.1% to 1,048 million euros during the first quarter of the year, equivalent to an OIBDA margin of 43.7%.

First quarter CapEx amounted to 165 million euros, leaving operating cash flow (OIBDA-CapEx) at 883 million euros.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)
	2007				2008

	March	June	September	December	March	% Chg y-o-y
Final Clients Accesses	43,158.5	43,558.2	43,939.7	44,578.2	44,872.9	4.0
Fixed telephony accesses (1)	15,934.1	15,922.8	15,882.8	15,918.8	15,842.1	(0.6)
Internet and data accesses	4,992.1	5,081.8	5,168.1	5,321.8	5,468.4	9.5
Narrowband	916.0	798.1	736.5	660.8	589.5	(35.7)
Broadband (2)	4,021.6	4,231.7	4,381.0	4,614.0	4,835.9	20.2
Other (3)	54.4	52.0	50.7	47.0	43.1	(20.8)
Mobile accesses	21,813.7	22,102.7	22,419.7	22,826.6	23,008.4	5.5
Pre-Pay	9,283.8	9,182.9	9,158.0	9,181.8	9,058.4	(2.4)
Contract	12,529.9	12,919.8	13,261.7	13,644.7	13,950.0	11.3
Pay TV	418.6	450.9	469.1	511.1	554.0	32.4
Wholesale Accesses	1,637.5	1,704.4	1,753.7	1,855.5	1,953.3	19.3
Unbundled loops	1,071.2	1,170.0	1,237.9	1,353.9	1,467.4	37.0
Shared ULL	605.2	664.5	713.5	776.4	755.0	24.8
Full ULL (4)	466.0	505.5	524.4	577.6	712.5	52.9
Wholesale ADSL	558.4	527.0	509.3	495.5	480.3	(14.0)
Other (5)	7.8	7.4	6.5	6.0	5.7	(27.8)
Total Accesses	44,796.0	45,262.6	45,693.4	46,433.6	46,826.3	4.5

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satellite, optical fibre, cable modem and broadband circuits.
(3) Leased lines.
(4) Includes naked shared loops.
(5) Wholesale circuits.
Note: Iberbanda's accesses are included from December 2006.

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg
Revenues	5,131	5,033	1.9
Internal exp capitalized in fixed assets	51	51	(0.6)
Operating expenses	(2,646)	(2,652)	(0.2)
Other net operating income (expense)	6	15	(62.4)
Gain (loss) on sale of fixed assets	57	(1)	c.s.
Impairment of goodwill and other assets	(1)	(8)	(82.6)
Operating income before D&A (OIBDA)	2,597	2,439	6.4
OIBDA margin	50.6%	48.5%	2.1 p.p.
Depreciation and amortization	(577)	(611)	(5.5)
Operating income (OI)	2,019	1,829	10.4

Notes:
-OIBDA and OI before brand fees

- 2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg
Revenues	3,079	3,050	1.0
OIBDA	1,557	1,419	9.7
OIBDA margin	50.6%	46.5%	4.0 p.p.
CapEx	299	292	2.4
OpCF (OIBDA-CapEx)	1,259	1,128	11.6

Notes:
-OIBDA before brand fee.

- 2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg

Traditional Access (1)	703	697	0.9
Traditional Voice Services	1,126	1,193	(5.6)
Domestic Traffic (2)	672	737	(8.8)
Interconnection (3)	234	227	3.1
Handsets sales and others (4)	220	229	(4.0)
Internet Broadband Services	741	675	9.8
Narrowband	19	29	(34.3)
Broadband	722	646	11.8
Retail (5)	641	563	14.0
Wholesale (6)	81	83	(2.9)
Data Services	289	282	2.7
IT Services	91	94	(2.7)

(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2) Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3) Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.
(4) Managed Voice Services and other businesses revenues.
(5) Retail ADSL services and other Internet Services.
(6) Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note: 2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg
Revenues	2,398	2,336	2.7
OIBDA	1,048	1,027	2.1
OIBDA margin	43.7%	44.0%	(0.3 p.p.)
CapEx	165	135	21.9
OpCF (OIBDA-CapEx)	883	892	(1.0)

Note: OIBDA before brand fee.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg
Service Revenues	2,072	2,032	2.0
Customer Revenues	1,692	1,637	3.4
Interconnection	324	346	(6.3)
Roaming - In	43	38	11.9
Other	14	11	21.6
Handset	326	304	7.2

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures
	2007				2008

	Q1	Q2	Q3	Q4	Q1	% Chg y-o-y

MoU (minutes)	160	159	168	156	151	(5.6)
Pre-pay	74	67	89	64	63	(14.9)
Contract	224	225	223	218	209	(6.9)
ARPU (EUR)	31.7	32.8	33.1	31.8	30.5	(3.7)
Pre-pay	14.9	15.7	16.5	15.0	14.6	(2.2)
Contract	44.3	45.1	44.8	43.2	41.0	(7.4)
Data ARPU	4.6	4.6	4.9	5.0	5.1	9.7
%non-P2P SMS over data revenues	48.1%	49.5%	48.4%	47.7%	52.7%	4.6 p.p.

Note: MoU and ARPU calculated as monthly quarterly average.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica

Telefonica Latinoamerica’s operating and financial results in the first quarter of 2008 show significant growth rates, resulting from the strong commercial effort made to capture increases in mobile penetration in the region and the continuous progress in transforming the fixed businesses with a growing weight of Internet, broadband and Pay TV services.

At the end of March 2008, Telefónica Latinoamérica managed 137.7 million accesses, 17.7% more than in March 2007, thanks to the strong growth in mobile telephony, with a year-on-year increase of 23.0%, reaching nearly 104 million accesses, and the sustained increase in broadband accesses (+29.5%), exceeding 5.2 million, driven by the commercial effort made by all operators.

In mobile telephony, customer acquisition actions and churn containment allow the company to record high growth rates in almost every country, with the largest contributions coming from Brazil, where the customer base has increased 18.2% year-on-year, with 5.3 million more customers than in March 2007, Mexico, whose customer base rose 42.3% year-on year, after having reached net adds of almost 4 million customers over the last 12 months, and Peru, which has increased its customer base by 55.5% year-on-year and reported net adds of 3.1 million customers over the last 12 months.

In broadband net adds in the last twelve months reached 1.2 million, with outstanding growth rates in the customer base in Colombia (+152.8%), Argentina (+50.5%) and Brazil (+28.2%).

Regarding Pay TV, Telefónica Latinoamérica already has over 1.2 million pay TV subscribers, with operations in Peru, Chile, Colombia and Brazil, compared to 700,148 customers in March 2007.

Similarly, the growth in fixed telephony accesses1 must be highlighted, having reached 25.6 million at the end of the quarter, 1.9% more than in March 2007. In Peru fixed telephony accesses growth was 10.2% year-on-year, boosted by the increase in the fixed wireless accesses, to 321,440 accesses, thanks to the fixed-mobile common project (IRIS) launched in the first quarter of 2007 to expand fixed telephony penetration in the country.

1 From December 31, 2006 Group's accesses have been reclassified, being fixed wireless accesses now included within the fixed telephony accesses. Till December 2007 fixed wireless accesses were included, depending on the country in mobile or fixed accesses. As from January 1, 2008, the fixed wireless accesses include public telephones with this technology.

The strong expansion recorded in the customer base in Latin America is accompanied by a solid performance in the ARPUs. Mobile ARPU was stable vs. the first quarter of 2007 in constant euros, with a 4.5% year-on-year growth in the outgoing ARPU.

The increase in the average revenue per fixed telephony access in the region must also be highlighted (+1.9% in constant euros), driven by the improvements in the commercial offerings made by the companies and the growing weight in the bundled products. In this regard, 37% of the broadband accesses have a Duo or Trio offer (+14.5 percentage points vs. March 2007). Including local traffic and control packages, this ratio jumps to 55% over the total fixed telephony accesses (+11.4 p.p. vs. March 2007).

The currencies of the countries in which Telefónica Latinoamérica operates have depreciated vs. the euro in year-on-year terms, with the exception of the Brazilian real, the Chilean peso and the Colombian peso, whose average exchange rates rose by 5.8%, 2.0% and 1.7% respectively. This had a negative impact on revenue and OIBDA growth of 2.8 and 2.4 percentage points respectively.

First-quarter revenues at Telefónica Latinoamérica rose 10.1% year-on-year in current euros to 5,158 million euros. Organic2 revenue growth reached 12.6%. The countries contributing most to this growth in constant currency include Mexico and Venezuela, with respective contributions of 2.6 and 2.8 percentage points. Brazil continues to account for the largest portion of Telefónica Latinoamérica’s revenues in current euros, and has even increased its contribution to the Group (39.6% in January-March 2008 vs. 38.4% in the same period of 2007) thanks to the good evolution of Vivo’s reults. The next largest contributions were made by Venezuela (11.1%) and Argentina (10.9%).

2 Assuming constant exchange rates and including the consolidation of TVA in January-March 2007.

Operating income before depreciation and amortization (OIBDA) jumped 9.6% in current euros to 1,877 million euros. Telefónica Latinoamérica’s OIBDA grew by 11.8% in organic terms3. By country, Mexico and Venezuela contributed most to OIBDA growth (3.5 percentage points and 4.1 percentage points, respectively). In absolute terms and in current euros, Brazil is the largest contributor to Telefónica Latinoamérica’s OIBDA, accounting for 41.4% of the total, followed by Venezuela (14.6%), Chile (10.1%) and Argentina (10.0%). Particularly noteworthy is the higher contribution of the Mexican business to Telefónica Latinoamérica’s OIBDA (up from 1.3% in the first quarter of 2007 to 3.9% at the end of March 2008)

3 Assuming constant exchange rates and including the consolidation of TVA in January-March 2007.

Despite the strong performance of operating expenses, which lagged revenue growth (+8.4% in current euros and +11.4% in constant euros), year-on-year OIBDA growth was affected by the capital gain from the asset disposals in Brazil in 2007.

Telefónica Latinoamérica maintains its high level of efficiency with an OIBDA Margin of 36.4% stable since the first quarter of 2007 in an environment with increasing commercial activity and business transformation.

Telefónica Latinoamérica’s CapEx in the first quarter amounted to 459 million euros, with investment largely deployed in developing commercial activities for the broadband and TV services in the wireline businesses, in addition to enhancing the coverage and capacity of its wireless GSM/3G networks in the mobile segment.

Telefónica Latinoamérica generated operating cash flow (OIBDA-CapEx) of 1,419 million euros in the first quarter of 2008.

BRAZIL

Telefónica Latinoamérica managed close to 50 million accesses in Brazil at 31 March 2008, 11.9% more than a year earlier. This growth reflects an 18.2% year-on-year increase in Vivo’s customer base, the expansion of Telesp’s broadband business (+28.2%) and the incorporation of TVA’s MMDS pay TV customers.

In the first three months of 2008, Telefónica Latinoamérica in Brazil reported revenues of 2,040 million euros, a 6.7% jump in local currency vs. the same period a year earlier thanks to the good increase in Vivo’s sales and the change in revenue trend at Telesp (+4.0% in local currency, compared to declining revenues in the last quarter of 2007).

Operating income before depreciation and amortization (OIBDA) in the quarter totalled 777 million euros, down 3.6% in local currency due to the lower contribution from Telesp, mainly impacted by the capital gains related to fixed asset sales recorded in the first quarter of 2007 and by the change in the service mix, which were not offset by the ongoing improvement in Vivo’s results. In organic terms4 and excluding the provisions for personnel reorganization, gains in the sale of fixed assets recorded in the first quarter of 2007, and the provision for regulatory contingencies recorded by Telesp, Telefónica Latinoamérica’s OIBDA in Brazil would have grown 0.4% year-on-year in local currency.

4 Including the consolidation of TVA in January-March 2007.

First quarter CapEx amounted to 196 million euros, leaving operating cash flow (OIBDA-CapEx) of 581 million euros.

VIVO

The Brazilian wireless market continued to post healthy year-on-year growth in the first quarter of 2008 (+23.2%), reflecting close to 11.7 percentage point increase in penetration to 65.9% nationwide.

The company reported 3.5 million gross adds in the first quarter, 55% more than in the same quarter last year, one of the highest figures in recent years. Factors contributing to this strong performance are still the wider range of handsets, Vivo’s leadership in terms of commercial reach, ongoing traffic incentive campaigns for pre-pay and the improved capacity to attract contract customers through the "Vivo Escolha" plans. By the end of the quarter, 43% of the contract segment had subscribed to a Vivo Escolha plan, significantly enhancing the market’s perception of Vivo’s commercial offering and helping cement customer loyalty.

Vivo’s net adds in the period totalled 839,446 lines, with a strong performance across all segments as a result of gross higher adds and sustained churn at the same level as in the first quarter of 2007 (2.6%), despite the higher volume of SIM only gross adds. Particularly noteworthy is the year-on-year growth in net adds in the contract segment (+57.4%), due both to the higher level of gross adds (+29.1%) and the lower churn (-0.2 percentage points).

As a result, Vivo’s customer base stood at 34.3 million at the end of March 2008 (+18.2% from March 2007). The market continued to react positively to Vivo’s GSM commercial offer, with Vivo obtaining 83% of gross adds in this technology in the quarter and exceeding in March 2008 14.6 million customers, 43% of the total customer base. Vivo maintained its leadership position with 27.28% of the market nationwide.

MoU (-0.7% year-on-year) and ARPU (-0.7% year-on-year in local currency) in the first quarter remained almost unchanged from March 2007, despite the significant growth in the customer base and increased SIM only net adds and control lines, with below average consumption.

Vivo continued to offer convergent products and services, with minute packages for calls to mobiles, to fixed numbers and internet, and two mobile-fixed packages, as well as attractive new offerings for data and internet plans (Vivo Zap and Vivo Flash).

Revenues to 31 March 2008 climbed 15.4% in local currency to 644 million euros, with service revenues rising by 16.6%, in line with the growth in the average customer base. Revenue growth was driven by the sharp growth in data revenues (+46.8%), which now account for 9.6% of service revenues (+2.0 percentage points from the first quarter of 2007). Data revenue growth was boosted by a strong rise in connectivity and SMS revenues. Moreover, outgoing voice contract revenue growth (+16.4% year-on-year in local currency) outpaced the increase in the average customer base, underpinned by the strong take-up for Vivo Escolha plans.

Vivo recorded operating income before depreciation and amortization (OIBDA) through to March of 190 million euros, an increase of 16.3% year-on-year in local currency. This reflects the strong revenue performance combined with improvements in customer management costs and lower unitary customer acquisition costs.

The OIBDA margin at the end of March 2008 was 29.5%, with sligt increase vs. the same period of 2007, despite increased commercial aggressiveness and the costs associated with the management of several networks (CDMA, GSM,…).

First quarter CapEx amounted to 47 million euros, leaving operating cash flow (OIBDA-CapEx) of 143 million euros.

In April Vivo completed the acquisition of 53.9% of the ordinary shares and 4.27% of the preferent shares of Telemig Celular.

TELESP

At the end of March, Telesp managed 15.6 million accesses, similar to the figure seen in March 2007 (+0.1% year-on-year), thanks to the sharp growth in the number of broadband accesses and following the incorporation of MMDS pay TV accesses in the fourth quarter of 2007. Fixed telephony accesses, 11.9 million, remained almost stable vs. December 2007, with a slight decrease compared to March 2007 (-0.8% year-on-year). Of the total of 11.9 million fixed telephony accesses, around 23% were pre-pay or lines with consumption limits.

The pace of growth of the broadband market in Sao Paolo remained strong in the first quarter of 2008 (estimated above 25% vs. March 2007). At Telesp the first results of the launch in October 2007 of an improved range of speeds for new ADSL services are being noted, with gross adds increasing by 20.7% in the quarter year-on-year. Thus, Telesp accounted for around 58% of total market growth, increasing its retail broadband customer base by 28.2% from March 2007 to 2.2 million accesses, with net adds of 98,072 accesses in the quarter (up 18.8% year-on-year).

Telesp’s pay TV business had 282,336 customers at the end of March after registering 51,429 net adds in the quarter. During the month of March Telesp launched a new commercial offer, adding Globo content in TVA’s platform, reinforcing the company’s competitive positioning in this market.

Continuing with the transformation of its business, Telesp kept fostering the sale of traffic packages, both of bundled lines (monthly fee + local fixed traffic) and long-distance, fixed-mobile and narrowband Internet access packages. In this regard, the improved offer and the higher penetration of local packages, control, duos and trios (close to 50% over fixed telephony lines vs. 37% in March 2007) allowed the company to increase its total average revenue per access (fixed telephony, broadband and TV) 3.0% in local currency vs. the first quarter of 2007.

Revenues came to 1,500 million euros in the first three months of the year, year-on-year growth of 4.0% in local currency (+3.1% in organic terms5 in local currency). This positive evolution compares with the declining revenues recorded by Telesp in the last quarter of 2007. The positive revenue trend is underpinned by higher broadband revenues, the launch of pay TV services in 2007, and robust revenues from Data, IT and capacity rental. Internet and TV revenues recorded an outstanding growth rate (+32.8% year-on-year in local currency) and now contribute 11.7% of total revenues (9.2% in 2007). Traditional business revenues were almost flat (-0.7% year-on-year in local currency), helped by the good evolution in long-distance revenues (+21.9% in local currency). The positive evolution of voice traffic is also noteworthy, with a year-on-year growth of 7.3%, vs. the 4.8% increase recorded in the last quarter of 2007 compared to the same period of 2006.

5 Including the consolidation of TVA in January-March 2007.

Operating expenses climbed 6.9% in local currency due to higher supply costs (+19.3% in local currency, pushed up by higher interconnection costs and co-billing with other operators as a consequence of the larger wireless market), partly offset by lower taxes (-14.0% in local currency) and lower personnel expenses (-1.8% in local currency) due to the lower cost associated with personnel reorganization programmes. The ratio of bad debt to revenues was 3.4%, similar to the figure in March 2007.

Telesp reported Operating income before depreciation and amortization (OIBDA) of 587 million euros in 2007, down 8.6% year-on-year in local currency, strongly impacted by gains from the sale of fixed assets recorded in the first quarter of 2007, the provision for regulatory contingencies recorded in 2008, and, to a lesser extent, by the change in product mix, with a higher weight of services with interconnection, and of the broadband and TV businesses, which have a lower margin. In organic terms5 and excluding the provision for personnel reorganization, gains in the sale of fixed assets recorded in the first quarter of 2007, and the provision for regulatory contingencies mentioned above, Telesp’s OIBDA would have decreased 3.4% year-on-year in local currency.

5 Including the consolidation of TVA in January-March 2007.

The OIBDA margin stood at 39.1%, 5.4 percentage points lower than in March 2007. Excluding the factors mentioned above, organic OIBDA margin would be 40.3%, 2.8 percentage points below the figure recorded in the first quarter of 2007.

First quarter CapEx amounted to 148 million euros, with increasing investment in broadband projects and corporate networks, while operating cash flow (OIBDA-CapEx) totalled 438 million euros.

ARGENTINA

In Argentina, Telefónica managed 19.6 million accesses at the end of the first quarter, year-on-year growth of 12.2%. This growth is driven by 2.1 million new wireless subscribers, and 297,178 broadband connections during the last twelve months to bring the respective totals to 13.8 million wireless subscribers (+17.8% year-on-year), and 885,285 broadband users (+50.5% year-on-year).

The company’s strong operating momentum fuelled a 16.1% year-on-year increase in revenues in local currency in the first quarter of 2008 to 560 million euros.

Operating income before amortization and depreciation (OIBDA) fell 1.3% year-on-year in local currency to 188 million euros, leaving an OIBDA margin of 32.4%.

CapEx stood at 52 million euros and operating cash flow (OIBDA-CapEx) reached 136 million euros.

T. MÓVILES ARGENTINA

By the end of March 2008, penetration of the Argentine wireless market had reached an estimated 99%, up 16 percentage points vs. March 2007.

During the first quarter of 2008 the company continued with its strategy to focus on contract customers, initiated in recent quarters. This strategy led to net adds of 95,516 in the contract segment in the quarter. In this competitive environment of high penetration, total net adds reached 125,113 (620,152 in the first quarter of 2007), hit by lower gross adds than in the first quarter of 2007 and by the uptake in churn (2.8%, up 0.8 percentage points vs. the first quarter of 2007). As a result, the company ended the quarter with almost 13.8 million customers, 17.8% more than the year before. GSM customers accounted for 88% of the total customer base at the end of the period (up 11 percentage points year-on-year). At the end of 2007, Movistar started offering 3G technology to its customers.

MoU in the first quarter of 2008 stood at 64 minutes (+8.6% year-on-year), driving ARPU up by 2.6% in local currency vs. the first quarter of 2007.

First quarter revenues amounted to 348 million euros, a year-on-year growth of 20.2% in local currency. Service revenues jumped 21.8% in local currency, driven by the good momentum in outgoing revenues and, notably, contract segment revenues.

First quarter operating income before amortization and depreciation (OIBDA) rose 15.3% year-on-year in local currency to 97 million euros, hit by higher interconnection expenses on sharp growth in traffic and higher customer management expenses due to the broader customer base and higher customer service costs. OIBDA margin in the first quarter of 2008 stood at 27.8%.

First quarter CapEx totalled 12 million euros, to leave operating cash flow (OIBDA-CapEx) at 85 million euros.

TELEFÓNICA DE ARGENTINA

Telefónica de Argentina managed 5.8 million accesses at the end of March 2008, up 0.8% vs. March 2007, boosted by 50.5% growth in broadband connections to 885,285, once 65,966 customers were added in the first quarter of the year. Fixed telephony accesses stood at 4.7 million (down 2.1% vs. the first quarter of 2007; -1.3% excluding fixed wireless). Against December 2007, fixed line accesses stood virtually flat.

Revenues came to 234 million euros in the first three months of the year, year-on-year growth of 10.4% in local currency terms, driven by the Internet business, (+27.4% year-on-year) particularly by the broadband segment, where revenues jumped 32.7% in local currency and allows wireline average revenue per access to grow 10.6%. Revenues from the Internet business, which now account for 15.5% of the total (up 2.1 percentage points year-on-year), continue to be driven by growth in broadband, pushed by the higher customer base and Dúo bundles for which 319,600 customers had signed up by the end of March 2008, a 36% weight on total broadband accesses vs. 11% at March 2007. Revenues in the fixed line business (up 3.5% in local currency on the first quarter of 2007) is backed by traditional service revenues (up 6.0% year-on-year in local currency) thanks to higher traffic from wireless networks and the positive results of the bundling strategy and value added services. Revenues from public telephony (-23.7% in local currency) with a weight of 6.7% in the first quarter of 2007 vs. 9.7% in the first quarter of 2007, show the traffic decline.

Operating expenses during the first three months of the year rose 33.6% year-on-year in local currency due mainly to the increase in external service expenses (up 46.4% on the first quarter of 2007 in local currency) due to higher sales & marketing expenses, higher customer service and management costs as well as generalised service price increases (rents, energy and supplies), which were only partially mitigated by cost saving efforts in other areas. Growth in personnel expenses (+37.3% in local currency vs. first quarter 2007) was affected by wage increases agreed by mid 2007 and by inflation. Supply costs rose 11.0% in local currency in the first quarter of the year, driven by higher interconnection costs, international termination costs and equipment rental.

The ratio of bad debt to revenues stood at 1.5% at the end of the quarter, 0.5 percentage points higher year-on-year and 1.0 percentage points higher than in the fourth quarter 2007, due to the increased penetration of lower income segments of the population, and a faster pace of customer adds in 2007.

Operating Income before depreciation and amortization (OIBDA) at Telefónica de Argentina fell 14.1% year-on-year in local currency to 91 million euros, leaving the OIBDA margin for the first quarter at 33.6%.

CapEx during the first quarter (40 million euros) was primarily devoted to enhance existing products and to develop new broadband products. First quarter 2008 operating cash flow (OIBDA-CapEx) amounted to 51 million euros.

CHILE

At the end of March 2008 Telefónica Latinoamérica managed a total of 9.5 million accesses in Chile, 9.3% more than in March 2007, underpinned by growth in wireless accesses (+11.5% to 6.4 million), in broadband internet accesses (+22.7% to 648,120) and pay TV (+79.5% to 231,625) customers.

Telefónica Latinoamérica’s revenues in Chile totalled 505 million euros in the first quarter, a year-on-year increase of 16.8% in local currency. Topline growth was driven by sharp expansion in the wireless telephony, broadband and pay TV businesses.

Operating income before depreciation and amortization (OIBDA) increased by 13.3% in local currency to 190 million euros in the first quarter of 2008, underpinned by OIBDA growth in the wireless business.

Telefónica Latinoamérica continues to invest heavily in Chile. First-quarter CapEx amounted to 84 million euros, which was largely invested in the fastest growing business areas (mobile telephony, ADSL and pay TV). Operating cash flow (OIBDA-CapEx) in the period stood at 106 million euros.

T. MÓVILES CHILE

The Chilean wireless market grew strongly once again during the first quarter, with estimated penetration up 8 percentage points year-on-year to 92%.

Telefónica Móviles Chile remains market leader with over 6.4 million customers at the end of March 2008 (+11.5% from March 2007), boosted by net adds of 149,273 customers over the quarter. The wireless customer base was boosted by GSM gross adds, with these customers accounting for 92% of the total base (14.5 percentage points more than in March 2007). Contract customers increased by 30.7% year-on-year surpassing 1.6 million, representing 25.4% of the total customer base (+3.7 percentage points from March 2007) and accounting for over 63% of net adds in the quarter. Churn in the quarter stood at 2.0% (+0.1 percentage points vs. the first quarter of 2007) thanks to the strong performance of contract churn.

At the end of 2007 Movistar launched 3G services for its customers, being the only operator with national coverage.

Revenues totalled 274 million euros, a year-on-year increase of 28.1% in local currency. Service revenues jumped 29.0% in local currency from March 2007, driven by growth in ARPU, which rose +15.6% in local currency, and MoU, which grew 23.3% year-on-year. This trend is underpinned by migration to contract services, plan upgrades and the sale of minute bundles and value added services. Outgoing revenues rose 28.8% from March 2007, underpinned by 51% growth in outgoing traffic, chiefly as a result of the operator’s on-net plans. Data revenues increased by 52.5% year-on-year due to higher SMS, browsing and connectivity revenues, and now account for 8.2% of service revenues.

Operating income before depreciation and amortization (OIBDA) jumped 36.9% year-on-year to 100 million euros, with an OIBDA margin of 36.5% thanks to efficiency improvements and despite increased commercial initiatives due to the fierce market competition and actions arising from technological and segment migration.

CapEx through to March totalled 45 million euros. Operating cash flow (OIBDA-CapEx) came to 55 million euros.

TELEFÓNICA CHILE

Telefónica Chile managed close to 3.1 million accesses at the end of March 2008, year-on-year growth of 4.8%. Broadband and pay TV accesses continued to grow, with the commercial focus on cementing customer loyalty by marketing the Duo and Trio bundles, which have reached 712,679 units and represent 33% over fixed telephony lines. Telefónica Chile managed 648,120 broadband Internet accesses at the end of the first quarter, an increase of 22.7% year-on-year, with an estimated 49% market share. During the month of March, Telefónica de Chile improved its commercial offer, having tripled the speed of its existing products, and launched its "Banda Ancha Escolar" ("School Broadband") product, improving its commercial positioning.

The company reported 231,625 pay TV customers at the end of March 2008, a year-on-year rise of 79.5%. Almost two years since the business was launched, Telefónica Chile has established itself as the country’s second largest pay TV player with an estimated market share of 17.5%.

Fixed telephony accesses (2.1 million) fell by 1.7% year-on-year, largely due to the increased penetration of wireless telephony.

First-quarter revenues totalled 256 million euros, a year-on-year increase of 6.8% in local currency, driven by the development of TV services and the increased penetration of broadband, which translated into a 37.2% increase in internet and TV revenues in local currency vs. March 2007. Internet and TV revenues accounted for 21.3% of total revenues in the first quarter of 2008, a year-on-year increase of 4.8 percentage points. Traditional revenues show a good performance, keeping almost at the same level than a year ago (-0.8% in local currency), favoured by the stability of fees and traffic revenues. Average revenue per access evolution is noteworthy (+7.4% year-on-year in local currency) based on the company’s bundling strategy (60% of the lines in March 2008 vs. 47% in March 2007).

Operating expenses grew 14.4% in local currency vs. the same period in 2007. The main increases were in personnel expenses, mainly as a result of the enactment of the new Subcontracting Law and the CPI trend, followed by supply costs due to increased activity in the broadband and pay TV businesses, and bad debt provisions, which stand at 4.7% of revenues (+1.6 percentage points more than the previous year) as a result of the application of more conservative criteria in the calculation of this provision. The increase in external service expenses was due to higher commercial activity and improved service quality and customer services.

Operating income before depreciation and amortization (OIBDA) fell 4.6% in local currency in the first quarter to 91 million euros as a result of the rise in operating costs, while OIBDA margin stood at 35.4%.

CapEx stood at 39 million euros. The sharp growth in satellite TV services (DTH) and broadband along with initiatives designed to enhance network quality remain the main drivers of this increased investment activity.

Telefónica Chile’s operating cash flow (OIBDA-CapEx) in the first quarter of 2008 stood at 51 million euros.

PERÚ

At the end of the first quarter Telefónica managed 12.8 million accesses in Peru, 38.0% more than in March 2007. This sharp growth was driven primarily by wireless customer adds, up 55.5% on March 2007, reaching 8.7 million accesses, the significant growth in fixed accesses (+10.2% to almost 2.9 million) and growth in broadband accesses (+19.4% year-on-year) to 594,228.

Telefónica’s revenues in Peru came to 376 million euros, year-on-year growth of 5.2% in local currency, driven by revenue momentum in the wireless (up 29.2% in local currency), broadband (up 25.4% in local currency) and TV (up 12.7% in local currency) businesses.

Operating income before depreciation and amortization (OIBDA) narrowed 7.2% in local currency to 132 million euros in the first quarter of 2008, explained by lower earnings in the fixed line business, which were partially offset by significant earnings growth in the wireless business. The OIBDA margin stood at 35.1%.

CapEx in the first quarter amounted to 30 million euros, leaving an operating cash flow (OIBDA-CapEx) of 103 million euros.

T. MÓVILES PERÚ

Growth in wireless penetration remained buoyant in the first quarter of 2008. Penetration at the end of the quarter stood at an estimated 51% (16 percentage points wider year-on-year).

At the end of the quarter total wireless accesses stood at 8.7 million, with a year-on-year growth of 55.5%, with the prepay segment up a noteworthy 60.3%. Thanks to the sales and marketing initiatives launched to win new customers, wireless gross adds during the quarter totalled 1.5 million (up 45.2% year-on-year). First quarter churn rose slightly to 3.3% (up 0.3 p.p. on the first quarter of 2007) leading for a net quarterly gain of 632,114 accesses. At the end of March, GSM customers accounted for 81% of the total customer base (vs. 54% in March 2007).

MoU stands at 97 minutes (up 14.5% year-on-year on the first quarter of 2007), while blended ARPU declines 15.5% year-on-year in local currency hit by a lower incoming ARPU.

Revenues for the quarter totaled 166 million euros, a year-on-year increase of 29.2% in local currency, yet again driven by momentum in the service revenues growth of 32.1% year-on-year in local currency, and especially in the outgoing revenues (up 48.4% in local currency). On the other hand, incoming revenues fell 12.3% in local currency on the first quarter of 2007 due to cut made on January 1st, 2008 on termination rates in the wireless network (-19% in dollars) and the appreciation of the Peruvian sol against the dollar.

Operating income before depreciation and amortization (OIBDA) amounted to 47 million euros (up 28.6% in local currency) showing the top line growth, partially offset by higher sales and marketing and customer management expenses as a result of the intense commercial activity. The OIBDA margin stood at 28.2% in line with the first quarter of 2007.

First quarter CapEx amounted to 18 million euros, leaving an operating cash flow (OIBDA-CapEx) of 28 million euros.

TELEFONICA DEL PERÚ6

Total access base of fixed line business of Telefónica in Peru at the end of the first quarter of 2008 was 11.6% year-on-year higher at 4.1 million, driven by the positive evolution of the fixed telephony accesses (up 10.2% year-on-year with a quarterly net gain of 24,367 lines), broadband accesses (up 19.4% year-on-year) and pay TV subscribers to 633,410 (up 12.9% year-on-year) mainly due to the strong performance in the DTH subscriber base.

6 All the fixed wireless accesses of Telefónica in Perú, both managed by the fixed line business and by the wireless business, are included in the fixed telephony accesses. Nevertheless, the results generated by the fixed wireless accesses are included in the results of the Peruvian wireless business.

The successful campaign "Back to the school" has contributed to achieve a net gain in the quarter of 22,140 broadband accesses, up 36.5% on the previous quarter net gain, consolidating the leader position of Telefónica del Perú in the market, with a market share above 96% stable since the end of 2007.

Revenues totalled 239 million euros during the first quarter fell 7.1% in local currency. Internet and TV revenues remain buoyant (up 19.7% in local currency), and yet account for 29.4% of total fixed revenues (vs. 22.8% in March 2007) underpinned by the strong growth in broadband revenues (up 25.4% in local currency) thanks to the bigger customer base and higher average revenue per access as customers are migrated over to higher bandwidth plans. The decline in the revenues is mainly explained by lower revenues from public telephony services (down 39.9% in local currency) affected by fixed-mobile substitution and informal public call centres, as well as by lower revenues from long distance traffic, hurt by the elimination last October of pre-selection by default. Nevertheless, it is worth mentioning the year-on-year decline of the public telephony revenues weight that decreases by 6.4 p.p. to 11.7% on total revenues, and noting the deceleration observed along the last months in the decline of public telephony and long distance revenues.

Operating expenses rose 2.5% in local currency, mainly due to higher external service expenses incurred to manage and service the growing customer base and higher bad debt provisions (3.9% of total revenues vs. 1.2% in the first quarter of 2007) reflecting penetration of lower income segments of the population. On the other hand, supply costs fell 13.8% year-on-year in local currency due to lower interconnection expenses.

Operating income before depreciation and amortization (OIBDA) fell 19.4% in local currency terms to 85 million euros, leaving an OIBDA margin of 35.8%.

First quarter CapEx amounted to 11 million euros and operating cash flow (OIBDA-CapEx) stood at 74 million euros.

COLOMBIA

At the end of March 2008, Telefónica had 11.5 million accesses in Colombia, growth of 14.9% compared to March 2007, underpinned by the notable increase in broadband (+152.8%) and pay TV (multiplied by 9) customers and the steady growth in its wireless customer base (+16.0%).

Revenues in Colombia totalled 368 million euros in the first three months of 2008, year-on-year growth of +2.8% in local currency terms, driven by the strong growth in internet and broadband revenues and service revenues from the wireless business.

Operating income before depreciation and amortization (OIBDA) rose 13.2% to 121 million euros in local currency in the first quarter of 2008, leaving an OIBDA margin of 32.9% (+3.0 percentage points from January-March 2007), boosted by the strong growth in the mobile business.

First quarter CapEx amounted to 34 million euros, leaving operating cash flow (OIBDA-CapEx) of 87 million euros.

T. MÓVILES COLOMBIA

The Colombian wireless market hit the 32.3 million-line mark in March 2008, with an estimated penetration rate of 76% (+10 percentage points vs. March 2007).

The 45.6% year-on-year gross growth in adds in the quarter and lower churn (3.3%, -1.3 percentage points vs. March 2007) represents net adds of 382,470 customers (compared to the negative net gain of 214,466 customers in the first quarter of 2007). The total customer base stood at 8.8 million at the end of March 2008 (+16.0% from March 2007), with 84.4% of this base on GSM (+16.9 percentage points from March 2007).

MoU grew by 41.6% year-on-year in the first quarter of 2008 to 125 minutes due to a higher quality customer base, while ARPU declined by 8.8% in local currency as a consequence of the sharp reduction in interconnection charges (-50% on the termination of mobile networks from December 2007) .

Revenues in the first quarter of 2008 amounted to 203 million euros, up 2.6% year-on-year in local currency. Service revenues climbed 1.2% in local currency vs. March 2007, affected by lower incoming revenues (-46.1%). Outgoing revenues jumped 22.5%, outpacing the growth in the average customer base, with this increase driven by commercial initiatives to attract better quality customers, and the increase in pre-pay customers.

Operating income before depreciation and amortization (OIBDA) rose 88.5% year-on-year in local currency to 44 million euros as a result of lower interconnection and equipment expenses and the impact in the first half of 2007 of the rapid migration to GSM. The OIBDA margin stood at 21.9% in the period, an improvement of 10.0 percentage points from the first quarter of 2007.

First quarter CapEx amounted to 13 million euros, leaving operating cash flow (OIBDA-CapEx) of 31 million euros.

TELEFÓNICA TELECOM

Telefónica Telecom reported a total of 2.7 million accesses at 31 March 2008, up 11.4% year-on-year (net gain of 127,966 accesses in the quarter), with sharp growth in the number of broadband users (+152.8% from the first quarter of 2007) to 238,338 accesses, after reporting broadband net adds in the quarter of 38,067 (26,264 in the first quarter of 2007).

Satellite TV, the centrepiece of the company’s "Trio" triple play bundle, had 93,012 customers at the end of the quarter, a sharp rise from 9,988 in March 2007, after reaching a net gain in the first quarter of 2008 of 20,082 accesses.

Revenues at the wireline business totalled 171 million euros (+1.2% in local currency), as a result of the strong growth of Internet and TV services that grow 119.8% year-on-year, which significantly increase its contribution to total revenues (13.8% in the first quarter of 2008 compared to 6.4% of the same period the previous year). It should be highlighted, the revenue growth trend of broadband services (+126.2% in local currency compared to the first quarter of 2007). Traditional wireline revenues dropped 9.2% in local currency due to the reduction in interconnection tariffs (average of -38% from December 2007). Nevertheless, the product bundling strategy is showing positive results, with wireline average revenue per access growing at 1.6% compared to the first quarter of 2007.

In the first quarter of the year, the company has finalized the phases of the expansion project of its network in Bogota and has increased its broadband coverage in new towns and cities, which should be translated into a higher competitive position and an increase in the commercial activity in the next quarters. At the same time, the company continues to reinforce its position in areas where it maintains the leadership and it has bolstered its commercial offering, launching higher speed products in the business segment.

Operating expenses in the first quarter of 2008 rose 7.0% year-on-year in local currency, pushed up by increases in supply costs and higher commissions from increased commercial activity (ADSL and TV sales) and the increase of bad debt provision (2.8% over revenues) derived from the aggressive commercial campaigns launched in 2007.

Operating income before depreciation and amortization (OIBDA) in the first quarter of 2008 totalled 76 million euros (–8.2% in local currency compared to the first quarter of 2007), leaving OIBDA margin of 44.6%.

First quarter CapEx amounted to 21 million euros, leaving operating cash flow (OIBDA-CapEx) of 56 million euros.

MÉXICO

At the end of March 2008, estimated penetration of the Mexican market stood at 64% (up 9 percentage points vs. March 2007).

Telefónica Móviles México’s commercial activity in the first quarter was mainly determined by the final part of its Christmas Campaign, resulting in a sharp growth in activity.

Gross adds in the first quarter of 2008 totalled 1.7 million, a rise of 9.4% year on year. The notable improvement in the quality of gross adds achieved in 2007 and the commercial initiatives aimed at boosting top-ups reduced churn to 2.6% (2.9% in the first quarter of 2007). Net adds in the quarter amounted to 724,548 customers (766,162 in the first quarter of 2007), reinforcing its competitive position in the market.

Telefónica Móviles México’s customer base stood at 13.3 million at the end of March 2008 (of which 766,018 were contract customers), an increase of 42.3% from March 2007. This growth was underpinned by a competitive and flexible offer in the prepay segment.

Traffic grew strongly compared with the first quarter of 2007, especially outgoing and on-net traffic. MoU reached 142 minutes, an increase of 22.8% from the same period in 2007. The higher MoU, boosted by lower prices, is reflected in ARPU evolution for the first quarter, which grew by 3.5% year-on-year in local currency.

The company’s positive operating results fuelled a 38.9% year-on-year increase in revenues in local currency to 390 million euros. Service revenues remained buoyant in the first quarter of 2008, rising 47.9% outpacing the growth in customers (+42.3%) and reflecting the improved quality and increased usage of the customer base. The increase in service revenues was largely due to robust growth in outgoing service revenues (+64.5% in local currency vs. the first quarter of 2007), underpinned by a steady increase in on-net traffic. Incoming revenues advanced 18.2% in the period vs. the first quarter of 2007, despite the mobile termination rate cut introduced in January 2008 (-9.7%).

Operating income before depreciation and amortization (OIBDA) in the first quarter of 2008 reflected both solid revenue growth and the efficiency gains achieved through economies of scale. Operating costs grew 20.7% in local currency year-on-year, with higher commercial, interconnection and management and customer service costs. OIBDA more than tripled compared with the first quarter of 2007 to 74 million euros, with the margin running at 19.0% (vs. 7.1% in the first quarter of 2007).

CapEx in the first quarter of 2008 amounted to 17 million euros, resulting in operating cash flow (OIBDA-CapEx) of 57 million euros, a significant improvement on the same period in 2007 (-15 million euros).

VENEZUELA

Penetration of the Venezuelan wireless market stood at an estimated 86% in the first quarter of 2008, up 14 percentage points from March 2007.

After the strong commercial activity registered during the Christmas Campaign and in a quarter without relevant commercial campaigns, the Company continued to implement its commercial strategy of broadening the range of handsets on offer vis-à-vis its competitors and the new plans launched for the prepay segment and for fixed wireless customers. Thus the mobile net adds in the quarter (-122,925 excluding fixed wireless) is impacted by an increase in churn level in the first quarter of 2008 (+0.2 percentage points vs. the fourth quarter of 2007 and +0.5 percentage points vs. the first quarter of 2007) to 2.8% in a context of rapid migration to GSM and higher rotational movements.

Telefónica Móviles Venezuela’s customer base surpassed 10.4 million at the end of the quarter (up 13.8% from March 2007), pushed up by the mobile customer base growth (+13.3% from March 2007). GSM customers accounted for 41% of total wireless lines in March 2008, with gross adds in this technology accounting for 88% of the total in the quarter vs. 61% for the whole year 2007.

MoU of mobile customers stood at 125 minutes (-2.0% year-on-year) in the first quarter of 2008, while ARPU grew 5.3% vs. the first quarter of 2007 in local currency.

Revenues in the first quarter of 2008 amounted to 571 million euros (+25.6% year-on-year in local currency), driven by higher growth in service revenues (+20.3% in local currency) than in the customer base and higher revenues from handset sales, given the cut in subsidies for wireless handsets. Strong service revenues were underpinned by an increase in outgoing service revenue (+28.6% in local currency vs. the first quarter of 2007), offsetting the lower incoming revenue (-7.8% vs. the same period in 2007). These were hit by the reduction in mobile termination rates on the wireless networks (-34% since July 2007).

Operating income before depreciation and amortization (OIBDA) in the period reached 274 million euros, 29.4% more than the year-earlier figure in local currency, owing to growth in revenues and commercial savings from the lower unit cost of GSM handsets and the drop in commercial activity. As a result, the OIBDA margin stood at 47.9%.

CapEx for the period amounted to 30 million euros, leaving operating cash flow (OIBDA-CapEx) of 243 million euros.

CENTRAL AMERICA

In Central America (Panama, Guatemala, El Salvador and Nicaragua), Telefónica substantially stepped up its commercial activity in the first quarter of 2008, especially in Guatemala and Panama.

At the end of March 2008, estimated penetration of the Central American market stood at 72% (+22 percentage points compared to March 2007). Against this backdrop, Telefónica's customer base rose 36.9% year-on-year to 5.7 million. Growth was fuelled by the effectiveness of commercial campaigns in the quarter, focused on minute promotions and flat-tariff plans that increase usage and secure the loyalty of the customers. As a result, first quarter net adds reached 271,577 customers (+47.9% compared to the first quarter of 2007).

Revenues in the quarter totalled 138 million euros, up 8.2% year-on-year in constant terms. Service revenues (+11.6% on the first quarter of 2007) continued to follow the positive trend marked in previous quarters, chiefly underpinned by outgoing revenues (+25.2% in constant terms).

Despite the increase in commercial activity, operating income before depreciation and amortization (OIBDA) surpassed 48 million euros in the quarter, a 19.2% year-on-year increase in constant terms. The OIBDA margin improves to 35.0% in the period.

First quarter CapEx amounted to 2 million euros, leaving operating cash flow (OIBDA-CapEx) of 46 million euros.

ECUADOR

The Ecuadorian wireless market continued to grow at a strong pace in the first quarter of 2008, with penetration estimated at 73% at the end of March 2008 (+9 percentage points versus March 2007).

In the first quarter of 2008 Telefónica Móviles Ecuador reported net adds of 177,005 customers, bringing the customer base to 2.8 million (year-on-year growth of 11.2%). GSM customers account for 76.9% of the total compared with 55.3% in March

Revenues for the first quarter totaled 69 million euros, a year-on-year increase of 18.3% in local currency. Service revenues growth accelerated compared with previous quarters (+16.1% in local currency vs. +14.1% in the fourth quarter of 2007), with this improvement underpinned by higher outgoing revenues in all segments (+25.0% in local currency compared to +9.5% in the fourth quarter of 2007).

Operating income before depreciation and amortization (OIBDA) in the first quarter rose 14.0% year-on-year in local currency to 16 million euros. The growth in operating expenses (+21.1% in local currency) due to the higher commercial costs derived from the increase of the commercial activity is translated into an OIBDA margin of 23.6%.

In the first quarter of 2008, CapEx amounted to 3 million euros, leaving operating cash flow (OIBDA-CapEx) of 13 million euros.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

TIWS continued to report strong growth across all its business lines in the first quarter of 2008, leveraging the increase in demand in the region. Revenues in the period totalled 76 million euros, a year-on-year increase of 24.1% in constant euros.

International IP capacity revenues (48% of total revenues) grew 14.7% in constant euros from the first quarter of 2007. The other business lines also registered strong growth in constant euros: Bandwidth capacity (+67.3%), Virtual Private Networks (+29.0%) and Satellite Services (+12.0%).

Revenue growth underpinned an improvement in Operating income before depreciation and amortization (OIBDA), which stood at 26 million euros (+21.5% in constant euros), leaving an OIBDA margin of 33.7%.

TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)
	2007				2008

	March	June	September	December	March	% Chg y-o-y

Final Clients Accesses	116,905.7	121,773.0	126,423.0	134,041.8	137,612.4	17.7
Fixed telephony accesses (1)	25,126.4	25,268.5	25,411.4	25,381.0	25,595.4	1.9
Internet and data accesses	6,757.6	6,467.8	6,803.4	6,954.8	7,099.9	5.1
Narrowband (2)	2,615.3	1,989.8	2,000.6	1,815.6	1,752.9	(33.0)
Broadband (3) (4)	4,045.6	4,380.4	4,703.5	5,035.9	5,237.2	29.5
Other (5)	96.7	97.6	99.3	103.4	109.8	13.5
Mobile accesses	84,321.5	89,237.2	93,328.2	100,542.2	103,676.7	23.0
Contract	69,112.7	73,654.3	77,117.4	83,162.9	85,634.0	23.9
Pre-Pay	15,208.7	15,582.9	16,210.8	17,379.3	18,042.7	18.6
Pay TV	700.1	799.6	880.0	1,163.8	1,240.4	77.2
Wholesale Accesses	64.6	64.5	64.1	62.6	56.0	(13.3)
Total Accesses	116,970.3	121,837.5	126,487.1	134,104.4	137,668.4	17.7

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total "fixed wireless" accesses included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala and Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and Telefónica de Argentina ISP in the North part of the country.
(5) Retail circuits other than broadband.
Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, "fixed wireless" public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg
Revenues	5,158	4,685	10.1
Internal exp capitalized in fixed assets	22	21	4.9
Operating expenses	(3,296)	(3,039)	8.4
Other net operating income (expense)	(1)	18	c.s.
Gain (loss) on sale of fixed assets	(5)	29	c.s.
Impairment of goodwill and other assets	(0)	0	c.s.
Operating income before D&A (OIBDA)	1,877	1,713	9.6
OIBDA Margin	36.4%	36.6%	(0.2 p.p.)
Depreciation and amortization	(891)	(841)	6.0
Operating income (OI)	986	872	13.0

Note: OIBDA and OI before management and brand fees.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)
	2007				2008

	March	June	September	December	March	% Chg y-o-y

BRAZIL
Final Clients Accesses	44,599.1	45,344.4	46,607.3	48,963.1	49,906.5	11.9
Fixed telephony accesses (1)	12,033.6	12,031.3	12,019.0	11,960.0	11,931.9	(0.8)
Internet and data accesses	3,535.2	3,072.6	3,259.5	3,288.6	3,369.3	(4.7)
Narrowband	1,786.3	1,201.1	1,262.3	1,155.9	1,133.6	(36.5)
Broadband (2)	1,690.8	1,813.0	1,937.3	2,069.6	2,167.7	28.2
Other (3)	58.1	58.6	59.9	63.1	68.0	17.0
Mobile accesses	29,030.3	30,240.5	31,320.2	33,483.5	34,323.0	18.2
Pre-Pay	23,377.0	24,549.4	25,456.8	27,236.4	27,849.8	19.1
Contract	5,653.2	5,691.1	5,863.5	6,247.1	6,473.2	14.5
Pay TV	0.0	0.0	8.5	230.9	282.3	n.s.
Wholesale Accesses	38.9	38.1	37.4	37.4	34.1	(12.4)
Total Accesses	44,638.0	45,382.5	46,644.7	49,000.5	49,940.5	11.9

ARGENTINA
Final Clients Accesses	17,464.1	18,112.1	18,812.2	19,462.1	19,587.3	12.2
Fixed telephony accesses (1)	4,762.0	4,759.8	4,747.4	4,682.5	4,664.2	(2.1)
Fixed wireless	134.2	126.3	114.3	104.3	98.1	(26.9)
Internet and data accesses	1,023.2	1,069.5	1,101.3	1,149.9	1,168.3	14.2
Narrowband	418.0	392.9	363.6	312.2	264.5	(36.7)
Broadband (2)	588.1	659.0	719.7	819.3	885.3	50.5
Other (3)	17.1	17.7	18.1	18.4	18.5	8.2
Mobile accesses	11,678.8	12,282.7	12,963.5	13,629.7	13,754.8	17.8
Pre-Pay	7,753.1	8,112.8	8,553.1	8,836.0	8,865.6	14.3
Contract	3,925.8	4,169.9	4,410.4	4,793.7	4,889.2	24.5
Wholesale Accesses	7.6	8.7	8.9	9.3	9.4	23.3
Total Accesses	17,471.7	18,120.8	18,821.2	19,471.4	19,596.8	12.2

CHILE
Final Clients Accesses	8,670.5	8,909.3	9,077.8	9,361.7	9,482.8	9.4
Fixed telephony accesses (1)	2,177.4	2,174.4	2,172.7	2,172.4	2,140.1	(1.7)
Internet and data accesses	597.3	636.0	656.0	686.8	679.1	13.7
Narrowband	59.0	52.5	40.1	31.8	22.1	(62.5)
Broadband (2)	528.2	574.1	606.9	646.0	648.1	22.7
Other (3)	10.0	9.5	9.0	8.9	8.8	(11.7)
Mobile accesses	5,766.8	5,927.5	6,051.9	6,282.7	6,432.0	11.5
Pre-Pay	4,515.7	4,557.9	4,591.4	4,742.2	4,797.1	6.2
Contract	1,251.1	1,369.6	1,460.5	1,540.5	1,634.9	30.7
Pay TV	129.1	171.4	197.3	219.9	231.6	79.5
Wholesale Accesses	17.6	17.2	17.3	15.4	12.1	(31.4)
Total Accesses	8,688.1	8,926.5	9,095.1	9,377.2	9,494.9	9.3

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total "fixed wireless accesses included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.
(3) Retail circuits other than broadband.
Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, "fixed wireless" public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)
	2007				2008

	March	June	September	December	March	% Chg y-o-y

PERU
Final Clients Accesses	9,303.2	10,152.5	11,199.0	12,173.8	12,839.9	38.0
Fixed telephony accesses (1)	2,601.4	2,675.7	2,809.7	2,843.4	2,867.7	10.2
Fixed wireless	71.4	118.1	257.1	290.0	321.4	n.s.
Internet and data accesses	547.4	581.8	608.4	623.1	639.4	16.8
Narrowband	40.3	44.2	42.4	40.3	33.9	(15.9)
Broadband (2)	497.7	527.8	555.9	572.1	594.2	19.4
Other (3)	9.4	9.7	10.2	10.7	11.2	19.5
Mobile accesses	5,593.3	6,295.0	7,152.9	8,067.3	8,699.4	55.5
Pre-Pay	4,882.3	5,570.7	6,389.7	7,238.1	7,826.1	60.3
Contract	711.0	724.4	763.2	829.2	873.3	22.8
Pay TV	561.1	600.0	628.0	640.0	633.4	12.9
Wholesale Accesses	0.4	0.5	0.5	0.5	0.4	(7.8)
Total Accesses	9,303.6	10,153.0	11,199.5	12,174.3	12,840.3	38.0

COLOMBIA
Final Clients Accesses	9,995.9	10,095.6	10,105.5	10,973.8	11,484.3	14.9
Fixed telephony accesses (1)	2,346.5	2,330.5	2,340.3	2,328.5	2,396.7	2.1
Internet and data accesses	94.3	125.0	167.5	200.3	240.0	154.6
Narrowband	0.0	0.0	0.0	0.0	0.3	n.s.
Broadband (2)	94.3	125.0	167.5	200.3	238.3	152.8
Other (3)	0.0	0.0	0.0	0.0	1.3	n.s.
Mobile accesses	7,545.2	7,611.8	7,551.5	8,372.1	8,754.5	16.0
Pre-Pay	5,734.6	5,887.0	5,867.4	6,612.9	6,931.7	20.9
Contract	1,810.6	1,724.8	1,684.1	1,759.2	1,822.8	0.7
Pay TV	10.0	28.3	46.2	72.9	93.0	n.s.
Wholesale Accesses	0.0	0.0	0.0	0.0	0.0	n.s.
Total Accesses	9,995.9	10,095.7	10,105.5	10,973.8	11,484.3	14.9

MEXICO
Mobile accesses	9,317.4	10,230.0	11,069.5	12,534.1	13,258.6	42.3
Pre-Pay	8,775.0	9,655.2	10,446.9	11,833.7	12,492.6	42.4
Contract	542.4	574.8	622.6	700.4	766.0	41.2
Fixed wireless	2.2	2.8	3.2	3.6	47.7	n.s.
Total Accesses	9,319.6	10,232.8	11,072.7	12,537.6	13,306.3	42.8

VENEZUELA
Mobile accesses	8,219.6	8,819.9	8,902.5	9,434.0	9,311.1	13.3
Pre-Pay	7,724.2	8,345.1	8,392.2	8,900.3	8,771.8	13.6
Contract	495.4	474.7	510.3	533.7	539.3	8.9
Fixed wireless	880.7	926.8	937.5	995.9	1,043.6	18.5
Total Accesses	9,100.3	9,746.6	9,840.0	10,429.9	10,354.7	13.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total "fixed wireless accesses included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.
(3) Retail circuits other than broadband.
Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, "fixed wireless" public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)
	2007				2008

	March	June	September	December	March	% Chg y-o-y

CENTRAL AMERICA (3)
Fixed telephony accesses (1)	321.1	365.6	380.1	393.4	419.3	30.6
Fixed Wireless	226.7	246.2	259.8	268.2	272.4	20.2
Internet and data accesses	26.0	22.3	22.2	22.0	20.9	(19.6)
Broadband (2)	24.0	20.2	20.0	19.8	19.1	(20.5)
Other (4)	2.0	2.1	2.2	2.2	1.9	(8.7)
Mobile accesses	3,815.4	4,223.2	4,617.5	5,009.9	5,256.6	37.8
Pre-Pay	3,472.5	3,856.6	4,240.8	4,628.6	4,881.7	40.6
Contract	342.8	366.6	376.7	381.2	375.0	9.4
Total Accesses	4,162.5	4,611.1	5,019.8	5,425.3	5,696.9	36.9

ECUADOR
Mobile accesses	2,480.1	2,643.5	2,651.7	2,581.1	2,675.8	7.9
Pre-Pay	2,116.8	2,275.2	2,272.1	2,177.5	2,251.9	6.4
Contract	363.3	368.2	379.6	403.6	423.9	16.7
Fixed Wireless	1.6	1.5	1.5	1.3	83.6	n.s.
Total Accesses	2,481.7	2,645.0	2,653.2	2,582.4	2,759.4	11.2

URUGUAY
Mobile accesses	874.6	963.1	1,047.0	1,147.8	1,210.8	38.4
Pre-Pay	761.4	844.3	907.0	957.0	965.8	26.8
Contract	113.2	118.8	140.0	190.8	245.0	116.4
Total Accesses	874.6	963.1	1,047.0	1,147.8	1,210.8	38.4

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total "fixed wireless accesses included.
(2) Includes ADSL, optical fiber and broadband circuits.
(3) Includes Guatemala, Panamá, El Salvador and Nicaragua
(4) Retail circuits other than broadband.
Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, "fixed wireless" public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA LATINOAMERICA
OPERATING DATA BY COUNTRY
Unaudited figures
	2007				2008

	Q1	Q2	Q3	Q4	Q1	% Var Local Cur
BRAZIL
MoU (minutes)	75.1	76.8	77.4	79.6	74.6	(0.7)
ARPU (EUR)	11.1	11.7	12.3	12.3	11.7	(0.7)

ARGENTINA
MoU (minutes)	59.2	60.2	64.8	67.1	64.3	8.6
ARPU (EUR)	9.0	8.3	8.4	8.5	7.9	2.6

CHILE
MoU (minutes)	97.7	100.0	106.2	118.6	120.4	23.3
ARPU (EUR)	11.5	11.6	11.9	13.0	13.5	15.6

PERU
MoU (minutes)	84.9	91.0	84.8	94.5	97.3	14.5
ARPU (EUR)	7.9	7.8	7.2	6.4	6.4	(15.5)

COLOMBIA
MoU (minutes)	88.6	107.4	117.1	128.6	125.5	41.6
ARPU (EUR)	7.9	9.4	9.2	8.9	7.3	(8.8)

MÉXICO
MoU (minutes)	115.8	141.9	144.6	163.6	142.1	22.8
ARPU (EUR)	9.3	9.6	9.3	9.2	8.6	3.5

VENEZUELA
MoU (minutes)	127.9	129.7	132.9	135.7	125.4	(2.0)
ARPU (EUR)	16.4	16.4	16.3	16.5	15.1	5.3

CENTRAL AMERICA
MoU (minutes)	146.2	150.3	140.5	138.6	126.6	(13.4)
ARPU (EUR)	10.8	10.3	9.5	8.6	7.8	(16.4)

ECUADOR
MoU (minutes)	40.2	43.9	49.0	57.8	66.9	66.5
ARPU (EUR)	6.8	6.7	6.7	6.2	6.3	6.3

URUGUAY
MoU (minutes)	52.2	46.4	51.5	70.1	82.3	57.7
ARPU (EUR)	8.3	7.4	7.8	8.7	8.3	(2.3)

NotE: MoU and ARPU calculated as a quarterly average.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)
		January - March

		2008	2007	% Chg	% Var Local Cur

BRAZIL	Revenues	2,040	1,801	13.2	6.7
	OIBDA	777	759	2.3	(3.6)
	OIBDA margin	38.1%	42.1%	(4.1 p.p.)
	CapEx	196	170	15.3	8.6
	OpCF (OIBDA-CapEx)	581	589	(1.4)	(7.1)

Vivo (1)	Revenues	644	526	22.4	15.4
	OIBDA	190	154	23.4	16.3
	OIBDA margin	29.5%	29.3%	0.2 p.p.
	CapEx	47	43	11.4	5.0
	OpCF (OIBDA-CapEx)	143	112	28.0	20.6

Telesp	Revenues	1,500	1,359	10.3	4.0
	OIBDA	587	605	(3.0)	(8.6)
	OIBDA margin	39.1%	44.5%	(5.4 p.p.)
	CapEx	148	127	16.5	9.8
	OpCF (OIBDA-CapEx)	438	478	(8.2)	(13.5)

ARGENTINA	Revenues	560	561	(0.3)	16.1
	OIBDA	188	221	(15.2)	(1.3)
	OIBDA margin	32.4%	37.9%	(5.5 p.p.)
	CapEx	52	41	25.3	45.9
	OpCF (OIBDA-CapEx)	136	180	(24.5)	(12.1)

T. Moviles Argentina	Revenues	348	337	3.3	20.2
	OIBDA	97	98	(0.9)	15.3
	OIBDA margin	27.8%	29.0%	(1.2 p.p.)
	CapEx	12	14	(17.4)	(3.9)
	OpCF (OIBDA-CapEx)	85	84	1.9	18.6

Telefónica de Argentina	Revenues	234	247	(5.2)	10.4
	OIBDA	91	123	(26.2)	(14.1)
	OIBDA margin (2)	33.6%	42.7%	(9.1 p.p.)
	CapEx	40	27	47.5	71.6
	OpCF (OIBDA-CapEx)	51	96	(47.1)	(38.4)

CHILE	Revenues	505	423	19.2	16.8
	OIBDA	190	164	15.6	13.3
	OIBDA margin	37.6%	38.8%	(1.2 p.p.)
	CapEx	84	78	8.0	5.8
	OpCF (OIBDA-CapEx)	106	87	22.4	19.9

T. Móviles Chile	Revenues	274	209	30.7	28.1
	OIBDA	100	72	39.7	36.9
	OIBDA margin	36.5%	34.2%	2.3 p.p.
	CapEx	45	42	7.6	5.4
	OpCF (OIBDA-CapEx)	55	30	84.1	80.4

Telefónica Chile	Revenues	256	235	9.0	6.8
	OIBDA	91	93	(2.7)	(4.6)
	OIBDA margin	35.4%	39.6%	(4.2 p.p.)
	CapEx	39	36	8.4	6.3
	OpCF (OIBDA-CapEx)	51	57	(9.7)	(11.6)

Note: OIBDA is presented before management and brand fees.
(1) 50% of Vivo.
(2) Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)
		January - March

		2008	2007	% Chg	% Var Local Cur

PERU	Revenues	376	370	1.6	5.2
	OIBDA	132	147	(10.4)	(7.2)
	OIBDA margin	35.1%	39.8%	(4.7 p.p.)
	CapEx	30	29	1.8	5.4
	OpCF (OIBDA-CapEx)	103	118	(13.4)	(10.3)

T. Móviles Perú	Revenues	166	133	24.7	29.2
	OIBDA	47	38	24.2	28.6
	OIBDA margin	28.2%	28.3%	(0.1 p.p.)
	CapEx	18	14	34.4	39.2
	OpCF (OIBDA-CapEx)	28	24	18.4	22.7

Telefónica del Perú (1)	Revenues	239	266	(10.3)	(7.1)
	OIBDA	85	110	(22.2)	(19.4)
	OIBDA margin	35.8%	41.3%	(5.5 p.p.)
	CapEx	11	15	(26.9)	(24.3)
	OpCF (OIBDA-CapEx)	74	94	(21.4)	(18.6)

COLOMBIA	Revenues	368	352	4.6	2.8
	OIBDA	121	105	15.2	13.2
	OIBDA margin	32.9%	29.9%	3.0 p.p.
	CapEx	34	14	139.0	134.9
	OpCF (OIBDA-CapEx)	87	91	(4.2)	(5.8)

T. Móviles Colombia	Revenues	203	195	4.4	2.6
	OIBDA	44	23	91.7	88.5
	OIBDA margin	21.9%	11.9%	10.0 p.p.
	CapEx	13	4	n.m.	n.m.
	OpCF (OIBDA-CapEx)	31	19	61.3	58.5

Telefónica Telecom	Revenues	171	167	2.9	1.2
	OIBDA	76	82	(6.5)	(8.2)
	OIBDA margin	44.6%	49.1%	(4.5 p.p.)
	CapEx	21	10	99.1	95.7
	OpCF (OIBDA-CapEx)	56	71	(22.1)	(23.4)

MEXICO (T. Móviles Mexico)	Revenues	390	315	23.7	38.9
	OIBDA	74	22	n.m.	n.m.
	OIBDA margin	19.0%	7.1%	11.9 p.p.
	CapEx	17	38	(54.0)	(48.4)
	OpCF (OIBDA-CapEx)	57	(15)	c.s.	c.s.

VENEZUELA (T. Móviles Venezuela)	Revenues	571	520	9.9	25.6
	OIBDA	274	242	13.2	29.4
	OIBDA margin	47.9%	46.5%	1.4 p.p.
	CapEx	30	27	12.9	29.0
	OpCF (OIBDA-CapEx)	243	215	13.3	29.5

CENTRAL AMERICA (2)	Revenues	138	147	(6.0)	n.c.
	OIBDA	48	47	3.7	n.c.
	OIBDA margin	35.0%	31.7%	3.3 p.p.
	CapEx	2	18	(87.9)	n.c.
	OpCF (OIBDA-CapEx)	46	29	58.7	n.c.

ECUADOR (T. Móviles Ecuador)	Revenues	69	67	3.6	18.3
	OIBDA	16	16	(0.3)	14.0
	OIBDA margin	23.6%	24.5%	(0.9 p.p.)
	CapEx	3	4	(10.3)	2.5
	OpCF (OIBDA-CapEx)	13	13	2.5	17.2

Note: OIBDA is presented before management and brand fees.
(1) Telefónica del Perú includes Cable Mágico.
(2) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)
		January - March

		2008	2007	% Chg	% Var Local Cur

URUGUAY (T. Móviles Uruguay)	Revenues	34	24	38.1	35.7
	OIBDA	11	6	76.3	73.3
	OIBDA margin	33.8%	26.5%	7.3 p.p.
	CapEx	5	2	138.6	134.5
	OpCF (OIBDA-CapEx)	6	4	45.0	42.5

TIWS	Revenues	76	65	17.1	24.1
	OIBDA	26	22	14.6	21.5
	OIBDA margin	33.7%	34.5%	(0.7 p.p.)
	CapEx	3	1	n.m.	n.m.
	OpCF (OIBDA-CapEx)	23	22	5.0	14.0

Note: OIBDA is presented before management and brand fees.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe

Telefónica Europe delivered a strong start to the year, adding over half a million mobile customers in the first quarter and growing the total customer base by close to 3.5 million compared to March 2007. At the end of March 2008, Telefónica Europe’s total customer base reached 42.8 million (+8.8% year-on-year).

Excluding the impact of foreign exchange rates and the exit of Airwave from the consolidation perimeter in April 2007, revenues in the first quarter grew by 6.4%, while OIBDA increased 5.3% year-on-year. On a reported basis, revenues declined by 1.7% year-on-year to 3,472 million euros while operating income before depreciation and amortization (OIBDA) reached 912 million euros, a year-on-year decline of 2.3%, due to a weaker sterling/euro exchange rate and the exit of Airwave from the consolidation perimeter. OIBDA margin was 26.3% in the first quarter 2008, stable over the first quarter of 2007 on a like for like basis.

CapEx for the first quarter amounted to 382 million euros, a year-on-year decline of 22.5% driven by the factors mentioned above, as well as a lower spend in O2 Germany due to timing differences and savings on unit costs from new mobile network supply contracts, as well as reduced spend on the ULL network.

Operating Cash Flow (OIBDA-Capex) for the quarter amounted to 530 million euros.

O2 UK

With continued focus on higher value customers and growth of the contract base, O2 UK achieved net adds of 21,152 mobile customers in the quarter (117,640 in the first quarter of 2007), taking the total mobile base to 18.4 million (excluding Tesco Mobile), a growth of 3.7% year-on-year. A total of 206,385 net contract customers were added in the quarter, more than 2.5 times the figure for the first quarter 2007. This was driven by iPhone and strong "traditional handset" connections and excludes connections to O2 UK’s mobile broadband offer, launched in April. During the quarter the postpay tariff portfolio was re-freshed, offering a range of unlimited bolt ons.

At the end of the period, contract customers made up 38.1% of the total base (35.5% in March 2007), highlighting the increasing prepay to contract migration driven by tariffs such as O2 Simplicity, which offers more value and flexibility to customers. The number of prepay customers fell by 185,233 during the quarter (+37,779 net adds in the first quarter 2007), to reach 11.4 million, as a result of the usual disconnections after the Christmas period, migrations to contract and the mature nature of this market.

Contract churn continued to improve, falling to 1.5% in the first quarter of 2008 from 2.0% in the same period last year, driven by retention activity and handset upgrades, which rose by over 30% year-on-year. Blended churn reached 3.0% for the first quarter from 2.6% in the first quarter of 2007.

MoU were up 10.0% year-on-year at 197 minutes, driven by propositions such as "Call Freedom".

O2 UK’s total ARPU of 31.1 euros was 5.5% higher than the first quarter last year in local currency, reflecting the increased proportion of contract customers in the base, customer adoption of new products and services and the continued growth in both data and voice ARPU. Contract ARPU of 56.0 euros was flat in local currency year on year, and prepay ARPU of 16.2 euros was 7.5% higher than in the same period last year in local currency, reflecting the focus on higher value customers.

Data ARPU of 10.7 euros was 9.6% higher in local currency than the first quarter last year, driven by growth in text message volumes (+30.5% year-on-year), as well as increasing usage of the mobile Internet and services on O2 Active, with growth in non-SMS revenues of 55.7% year-on-year in local currency.

O2 UK’s broadband service had rolled out to over 1,000 exchanges by the end of the first quarter, giving its broadband network a population coverage of 57%. O2 Broadband registered 60,711 net additions in the quarter, leaving the total broadband customer base at 131,420 customers at the end of March. In May, a new national campaign was launched promoting nationwide coverage, utilising BT's wholesale network to reach customers outside of O2's current unbundled areas. The broadband portfolio was also enhanced with the launch of O2 UK’s Business Broadband.

Revenues in the first quarter of 2008 were 1,754 million euros, an increase of 12.6% year-on-year in local currency. Mobile service revenue for the quarter was 1,620 million euros, an increase of 12.8% year-on-year in local currency, driven by continued customer and strong ARPU growth.

Operating income before depreciation and amortization (OIBDA) for the quarter was 423 million euros (+13.1% year-on-year in local currency), with lower acquisition costs offset by increased retention spend, along with additional DSL-related costs. OIBDA margin in the first quarter was 24.1% compared to 24.0% in the same quarter in 2007.

CapEx for the first quarter amounted to 193 million euros, with operating cash flow (OIBDA-Capex) for the quarter amounting to 230 million euros.

O2 GERMANY

The business traded well in the quarter, with net additions in the quarter of 535,994 customers, over three times the figure for the same period last year, taking the mobile customer base to 13.0 million (+16.3% vs. March 2007). The Tchibo Mobile customer base grew by 12,405 lines to 1.2 million by the end of the quarter, while the Fonic brand added 120,623 customers to end March with a base of 320,339.

A total of 205,511 net contract customers were added in the quarter, double the figure for the first quarter 2007, driven by promotions around the Genion S/M/L/XL tariffs and "Inklusivpakete" minute bundles. The contract customer base was 6.4 million at the end of March 2008 (+15.6% year-on-year), and made up 49.5% of the total mobile base compared to 49.8% at the end of the first quarter 2007, reflecting the growth of the prepay base and introduction of the new Fonic brand. A total of 330,483 net prepay customers were added during the quarter, with the prepay base totaling 6.6 million (+17.0% year-on-year).

Churn was slightly higher year-on-year in the quarter at 1.7%, with contract churn broadly stable at 1.5% on the back of higher handset upgrade to retain high value customers.

MoU grew by 14.1% year-on-year to 147 minutes, driven by flat rate propositions such as Genion L/XL and new prepay promotions.

Total ARPU in the quarter was 17.7 euros, 13.4% lower than the same quarter last year, as a result of the changing customer base mix, the introduction of new tariffs and promotions, market competition and the termination rate cut of approximately 10% in 2007. Contract ARPU in the quarter was 29.7 euros (-13.3% vs. the same quarter last year) and prepay ARPU of 5.9 euros was 12.7% lower than last year.

Data ARPU was 4.9 euros, 2.8% lower than the first quarter last year due to the higher number of lower spending prepay users in the base and a shift from SMS to voice usage with the introduction of flat rate voice promotions. However, non-SMS revenues grew at 27.3% year-on-year in the quarter while SMS volumes grew 13.4%.

O2 DSL acquired 50,027 customers during the quarter, to reach 124,731 customers. Telefónica Deutschland reported 844,597 ULL lines in total at the end of March (259,079 lines in March 2007). The business has now strengthened its relationship with major ISPs such as United Internet and Freenet after recent contract renewals.

Despite the ongoing pricing pressure in the market, revenues showed an enhanced performance in the first quarter to reach 855 million euros, an increase of 1.5% year-on-year (-0.3% year-on-year in the fourth quarter 2007).

Mobile service revenue for the first quarter was 691 million euros, down 0.9% compared to the same period last year, a significant improvement on the trend seen in the fourth quarter of 2007 (-6.5%) due to the optimising behaviour of higher value customers, while revenues from wholesale fixed broadband customers amounted to 98 million euros in the quarter, an increase of 38.2% year on year.

Operating income before depreciation and amortization (OIBDA) for the first quarter was 163 million euros, an increase of 0.9% compared to the same period in 2007 with higher mobile acquisition and retention costs plus additional DSL costs partly offset by lower staff and administrative costs. OIBDA margin in the quarter was 19.0%, broadly flat compared to the same quarter last year.

CapEx for the first quarter amounted to 137 million euros, with Operating Cash Flow (OIBDA-Capex) for the quarter amounting to 26 million euros.

O2 IRELAND

O2 Ireland traded well, with net additions of 16,805 in the quarter (vs. 817 in the first quarter 2007), and at the end of March the total customer base was 1.7 million customers, 1.9% higher than a year ago with the number of mobile broadband customers at 38,430.

O2 Ireland added 18,597 contract customers in the quarter, one third higher than the first quarter last year. Contract customers made up 34.5% of the total base at the end of March 2008 (30.6% in March 2007). Due to the usual disconnections after the Christmas period, the prepay customer base fell during the quarter by 1,792 customers, a significant improvement over the first quarter last year (-13,060), and ended the quarter at 1.1 million customers (-3.9% year-on-year).

Churn reached 2.9% in the first quarter (+0.5 percentage points over the same period of last year).

MoU remained broadly flat year-on-year at 240 minutes.

Total ARPU in the first quarter of 43.4 euros was 1.9% lower than the first quarter last year, while prepay ARPU was 26.7 euros (-4.7% year-on-year). Contract ARPU of 75.5 euros was 7.9% lower than the first quarter last year due to the introduction of new customer offers and promotions.

Data ARPU was 11.2 euros, 3.0% lower than the first quarter last year, driven by customer promotions around free SMS, while non-SMS revenues grew by 35.2% year-on-year in the quarter on the back of the increasing mobile broadband base.

Revenues in the first quarter were 232 million euros, a decrease of 2.1% compared to the same period last year. Mobile service revenue for the quarter was 222 million euros, a decrease of 0.7% compared to the same period last year, due to the lower prepay customer base.

Operating income before depreciation and amortization (OIBDA) for the first quarter was 75 million euros, a decrease of 3.9% compared to the same period last year due to lower revenues and an increase in commercial costs, mainly focused on customer acquisition. OIBDA margin was 32.3% in the first quarter of 2008.

CapEx for the first quarter amounted to 16 million euros, with Operating Cash Flow (OIBDA-Capex) for the quarter amounting to 59 million euros.

TELEFÓNICA O2 CZECH REPUBLIC

At the end of March, the total fixed and mobile customer base of Telefónica O2 Czech Republic, including Slovakia, stood at 8.6 million, an increase of 3.0% year-on-year, as the growth in mobile and broadband accesses offset the losses in fixed telephony accesses. The total number of customers currently subscribing to a bundled product in the Czech Republic amounted to 122,605 at the end of March 2008.

Fixed telephony accesses amounted to 2.0 million at the end of March, a decrease of 12.8% year-on-year, mainly as the result of fixed to mobile substitution. However, the trend in fixed telephony access loss improved year-on-year from 115,001 accesses in the first quarter last year to 73,568 accesses in the first quarter of 2008 (-36.0% )

The total number of ADSL customers (retail and wholesale) reached 586,749 (+16.6% year-on-year) with 16,004 net customers added in the quarter. The total number of TV customers increased by 14,008 in the first quarter to reach 87,173.

The total number of mobile customers in the Czech Republic increased by 6.6% year-on-year to reach 5.2 million at the end of March, mainly driven by the increase in the contract customer base which reached 2.3 million at the end of March (+17.2% year-on-year) with net additions of 61,582 in the quarter. Prepay customers decreased by 0.7% year-on-year to 2.8 million due to the continuing trend of prepay to contract migration. Telefónica O2 Slovakia deactivated some customers during the quarter due to limited activity levels, resulting in a closing base of 523,096 registered customers at the end of March 2008.

In the Czech Republic, churn reached 1.7% in the first quarter, down from 2.0% in the first quarter 2007.

MoU in the first quarter grew by 7.1% year-on-year to 117 minutes, mainly due to the growing number of contract customers and tariffs designed to stimulate traffic.

Total mobile ARPU in the Czech Republic reached 19.4 euros in the first quarter (+2.8% year-on-year in local currency). Contract ARPU reached 32.7 euros (-5.2% year-on-year in local currency), mainly due to the dilution caused by customer migration from the prepay segment. Prepay ARPU was 8.9 euros (+1.7% year-on-year in local currency). Data ARPU increased by 5.6% year-on-year in local currency to 4.4 euros as a result of the growth in mobile data customers.

Revenues for the Telefónica O2 Czech Republic in the first quarter amounted to 600 million euros, 1.6% year-on-year higher than in the same period of 2007 in local currency. The Czech mobile business continued to be the key driver, with service revenue growth of 5.1% year-on-year in local currency. Traditional fixed revenues fell by 12.4% year-on-year in local currency, with fixed Internet, broadband and TV revenues showing a 9.7% year-on-year growth in local currency.

Operating expenses at Telefonica O2 Czech Republic rose 4.9% year-on-year in local currency, with rising interconnection costs in Slovakia and carrier transit business in the Czech Republic, commercial and headcount costs.

Operating income before depreciation and amortization (OIBDA) reached 269 million euros in the first quarter, a decrease of 2.8% year-on-year in local currency. OIBDA margin was 44.8% in the first quarter compared to 46.8% in the first quarter 2007, largely due to the costs of the Slovak operation which diluted margin by around 3 percentage points.

Capex amounted to 32 million euros at the end of March, resulting in an Operating Cash Flow (OIBDA-CapEx) for the quarter of 237 million euros.

TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)
	2007				2008

	March	June	September	December	March	% Chg y-o-y
Final Clients Accesses	39,016.1	39,489.9	40,282.9	41,347.0	41,967.5	7.6
Fixed telephony accesses (1)	2,347.8	2,267.2	2,194.9	2,130.0	2,056.5	(12.4)
Internet and data accesses	777.3	785.5	795.4	880.0	996.1	28.1
Narrowband	261.0	234.1	215.0	202.4	188.7	(27.7)
Broadband	505.2	540.5	572.8	670.3	800.2	58.4
Other (2)	11.2	10.9	7.7	7.3	7.2	(35.8)
Mobile accesses	35,865.5	36,399.7	37,239.6	38,263.8	38,827.7	8.3
Contract	21,504.0	21,643.9	21,972.2	22,327.7	22,387.7	4.1
Pre-Pay	14,361.5	14,755.8	15,267.3	15,936.1	16,440.0	14.5
Pay TV	25.5	37.5	53.0	73.2	87.2	n.m.
Wholesale Accesses (3)	329.5	410.8	543.9	706.2	831.3	152.3
Total Accesses	39,345.5	39,900.7	40,826.8	42,053.2	42,798.8	8.8
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Remaining non-broadband final circuits.
(3) Includes Unbundled Lines by T. Deutschland.
Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg

Revenues	3,472	3,534	(1.7)
Internal exp capitalized in fixed assets	40	57	(28.8)
Operating expenses	(2,602)	(2,658)	(2.1)
Other net operating income (expense)	1	1	(5.7)
Gain (loss) on sale of fixed assets	0	(0)	c.s.
Impairment of goodwill and other assets	0	0	n.m.
Operating income before D&A (OIBDA)	912	934	(2)
OIBDA Margin	26.3%	26.4%	(0.2 p.p.)
Depreciation and amortization	(777)	(918)	(15.3)
Operating income (OI)	135	16	n.m.
Notes:
- OIBDA and OI before brand fees.
- Airwave is not consolidated since the second quarter of 2007.

TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)
	2007				2008

	March	June	September	December	March	% Chg y-o-y
UK
Final Clients Accesses	17,774.9	17,815.4	17,938.0	18,452.8	18,534.7	4.3
Internet and data accesses	24.0	30.7	38.4	70.7	131.4	n.m.
Broadband	24.0	30.7	38.4	70.7	131.4	n.m.
Mobile accesses	17,750.9	17,784.7	17,899.6	18,382.1	18,403.2	3.7
Pre-Pay	11,452.9	11,410.7	11,366.4	11,573.4	11,388.1	(0.6)
Contract	6,298.0	6,374.1	6,533.2	6,808.7	7,015.1	11.4
Total Accesses	17,774.9	17,815.4	17,938.0	18,452.8	18,534.7	4.3
GERMANY
Final Clients Accesses	11,215.2	11,591.5	12,205.1	12,546.2	13,132.3	17.1
Internet and data accesses	31.4	33.7	37.0	74.7	124.7	n.m.
Broadband	31.4	33.7	37.0	74.7	124.7	n.m.
Mobile accesses	11,183.8	11,557.8	12,168.1	12,471.5	13,007.5	16.3
Pre-Pay	5,609.6	5,792.4	6,175.4	6,235.0	6,565.4	17.0
Contract	5,574.2	5,765.4	5,992.7	6,236.6	6,442.1	15.6
Wholesale Accesses (1)	227.4	305.1	435.9	596.0	719.9	n.m.
Total Accesses	11,442.6	11,896.6	12,641.0	13,142.3	13,852.1	21.1
IRELAND
Mobile accesses	1,632.5	1,631.5	1,632.5	1,646.1	1,662.9	1.9
Pre-Pay	1,133.6	1,118.7	1,098.8	1,090.9	1,089.1	(3.9)
Contract	499.0	512.8	533.7	555.2	573.8	15.0
Total Accesses	1,632.5	1,631.5	1,632.5	1,646.1	1,662.9	1.9
CZECH REPUBLIC
Final Clients Accesses	7,862.5	7,846.6	7,861.1	7,986.8	7,964.8	1.3
Fixed telephony accesses (2)	2,287.5	2,207.2	2,134.6	2,069.2	1,995.6	(12.8)
Internet and data accesses	710.1	708.3	706.1	719.1	723.4	1.9
Narrowband	261.0	234.1	215.0	202.4	188.7	(27.7)
Broadband	437.9	463.3	483.5	509	527.4	20.5
Other (3)	11.2	10.9	7.7	7.3	7.2	(35.8)
Mobile accesses	4,839.5	4,893.7	4,967.4	5,125.4	5,158.7	6.6
Pre-Pay	2,873.2	2,816.7	2,806.6	2,881.5	2,853.2	(0.7)
Contract	1,966.3	2,076.9	2,160.9	2,243.9	2,305.5	17.2
Pay TV	25.5	37.5	53.0	73.2	87.2	n.m.
Wholesale Accesses	102.1	105.7	108.0	110.2	111.5	9.2
Total Accesses	7,964.6	7,952.3	7,969.2	8,097.0	8,076.3	1.4
SLOVAKIA
Mobile accesses	386.8	455.0	495.6	565.4	523.1	35.2
Pre-Pay	386.8	454.0	475.9	502.4	449.0	16.1
Contract	0.0	1.0	19.7	63.0	74.1	n.m.
Total Accesses	386.8	455.0	495.6	565.4	523.1	35.2
(1) Includes Unbundled Lines by T. Deutschland.
(2) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(3) Retail circuits other than broadband.

TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures
	2007				2008

	Q1	Q2	Q3	Q4	Q1	% Chg y-o-y Local Cur
O2 UK
MOU (minutes)	179	189	193	197	197	10.0
ARPU (EUR)	33.3	34.5	35.7	33.9	31.1	5.5
Pre-Pay	17.0	18.2	19.3	18.0	16.2	7.5
Contract	63.2	63.9	64.8	61.0	56.0	0.1
Data ARPU	11.0	11.0	11.1	11.1	10.7	9.6
%non-P2PSMS over data revenues	13.4%	14.2%	15.2%	15.9%	18.3%	4,9 p.p
O2 GERMANY
MOU (minutes)	129	133	128	134	147	14.1
ARPU (EUR)	20.5	20.9	20.8	19.4	17.7	(13.4)
Pre-Pay	6.8	6.7	6.8	6.4	5.9	(12.7)
Contract	34.2	35.2	34.9	32.3	29.7	(13.3)
Data ARPU	5.1	5.1	5.2	5.1	4.9	(2.8)
%non-P2PSMS over data revenues	24.9%	25.0%	25.9%	25.7%	28.4%	3.5 p.p.
O2 IRELAND
MOU (minutes)	240	249	250	252	240	0.1
ARPU (EUR)	44.2	46.7	47.0	45.7	43.4	(1.9)
Pre-Pay	28.0	30.0	29.2	29.0	26.7	(4.7)
Contract	82.0	83.8	84.9	78.8	75.5	(7.9)
Data ARPU	11.5	11.2	11.6	12.4	11.2	(3.0)
%non-P2PSMS over data revenues	19.9%	23.4%	26.5%	31.4%	27.5%	7.6 p.p.
T. O2 CZECH REPUBLIC (1)
MOU (minutes)	109	120	117	122	117	7.1
ARPU (EUR)	17.7	18.5	19.2	20.5	19.4	2.8
Pre-Pay	8.3	8.8	9.1	9.7	8.9	1.7
Contract	32.2	32.2	32.6	34.5	32.7	(5.2)
Data ARPU	3.8	3.9	4.0	4.4	4.4	5.6
%non-P2PSMS over data revenues	41.0%	42.0%	45.0%	42.0%	43.0%	2,0 p.p
(1) KPIs for Mobile business in Czech Republic do not include Slovakia.
Note: MoU and ARPU calculated as monthly quarterly average.

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - March

		2008	2007	% Chg	% Chg Local Cur
O2 UK	Revenues	1,754	1,759	(0.3)	12.6
	OIBDA	423	422	0.2	13.1
	OIBDA margin	24.1%	24.0%	0.1 p.p.
	CapEx	193	181	6.6	20.3
	OpCF (OIBDA-CapEx)	230	241	(4.6)	7.7
O2 GERMANY	Revenues	855	843	1.5	1.5
	OIBDA	163	161	0.9	0.9
	OIBDA margin	19.0%	19.1%	(0.1 p.p.)
	CapEx	137	203	(32.6)	(32.6)
	OpCF (OIBDA-CapEx)	26	(42)	c.s.	c.s.
O2 IRELAND	Revenues	232	237	(2.1)	(2.1)
	OIBDA	75	78	(3.9)	(3.9)
	OIBDA margin	32.3%	32.9%	(0.6 p.p.)
	CapEx	16	49	(67.4)	(67.4)
	OpCF (OIBDA-CapEx)	59	29	105.6	105.6
TELEFONICA O2 CZECH REPUBLIC	Revenues	600	539	11.3	1.6
	OIBDA	269	252	6.5	(2.8)
	OIBDA margin	44.8%	46.8%	(2.0 p.p.)
	CapEx	32	29	8.6	(0.9)
	OpCF (OIBDA-CapEx)	237	223	6.3	(3.0)
Note: OIBDA before brand fee.

RESULTS BY REGIONAL BUSINESS UNITS

Others Companies

Atento Group

Revenues at the Atento Group rose 12.0% year-on-year in the first quarter of 2008 to 304 million euros. This growth was explained by the increase in the activity of its main customers, mainly in Brazil, Mexico, Peru, Chile and Argentina, which offset the lower activity in Spain (deslocalisation to Latinamerica and Morocco).

In Brazil it was noteworthy the increased activity with Telefónica and the growth in the financial sector. In Mexico, activity picked up with BBVA and Telefónica Móviles México and new customers were added (AMEX, HSBC, Merck). In Peru, we would highlight the growth in salesforce services; in Argentina, the higher growth in the multisector market and with Telefónica, and in Chile, the higher activity with Telefónica Chile, VTR and LAN.

The revenue diversification trend initiated in 2007 keep reinforcing in the first quarter of the year. 53,2% of revenues were generated by multisector clients (outside of Telefónica Group). By regions, Brazil remains the biggest revenue contributor, accounting for 45% of total Atento Group revenues, followed by Spain (19%) and Mexico (12%).

Operating income before amortization and depreciation (OIBDA) at the Atento Group fell 0.6% year-on-year to 36 million euros, due to higher maintenance, administration, occupation and third party infrastructure usage costs, together with higher personnel expenses. The OIBDA margin stood at 11.7% in the first quarter of 2008 (13.2% as of March 2007).

CapEx totalled 6 million euros in the first quarter of 2008, earmarked primarily for the construction of new platforms (Chile and Morocco), centre restyling and equipment purchasing (Brazil and Mexico). Operating cash flow (OIBDA – CapEx) was 30 million euros in the first quarter of the year.

The Atento Group ended the quarter with 55,553 positions in place, 4.3% more than at year-end 2007. The average number of occupied positions in the first quarter of the year stood at 48,217.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2008	2007	% Chg

Revenues	304	271	12.0
Internal exp capitalized in fixed assets	0	0	n.m.
Operating expenses	(269)	(236)	14.1
Other net operating income (expense)	0	0	n.m.
Gain (loss) on sale of fixed assets	0	(0)	c.s.
Operating income before D&A (OIBDA)	36	36	(0.6)
OIBDA Margin	11.7%	13.2%	(1.5 p.p.)
Depreciation and amortization	(8)	(7)	10.5
Operating income (OI)	27	28	(3.5)

ADDENDA

Key Holdings of the Telefónica Group detailed by regional business units

TELEFÓNICA ESPAÑA		TELEFÓNICA O2 EUROPE
	% Part		% Part
Telefónica España	100.00	O2 UK	100.00
Telefónica Móviles España	100.00	O2 Gemany (1)	100.00
Telyco	100.00	O2 Ireland	100.00
Telefónica Telecomunic. Públicas	100.00	Manx	100.00
T. Soluciones de Informatica y	100.00	Be	100.00
Comunicaciones de España		Group 3G (Germany) (2)	100.00
Iberbanda	51.00	Telefónica O2 Czech Republic (1)	69.41
Medi Telecom	32.18	Telefónica O2 Slovakia (3)	100.00

		(1) Company owned through Telefónica S.A.
		(2) Company owned through Telefónica O2 Germany
		(3) Company owned through Telefónica O2 Czech Republic.

TELEFÓNICA LATINOAMÉRICA		OTHER PARTICIPATIONS
	% Part		% Part
Telesp (1)	87.95	3G Mobile AG (Switzerland)	100.00
Telefónica del Perú	98.18	Atento Group	100.00
Telefónica de Argentina	98.04	Telefónica de Contenidos (Spain)	100.00
TLD Puerto Rico	98.00	Mobipay Internacional	50.00
Telefónica Chile	44.89	Telco SpA (Italy) (1)	42.30
Telefónica Telecom	52.03	Tempos 21 (2)	43.69
Telefónica USA	100.00	IPSE 2000 (Italy) (2)	39.92
T. Intern. Wholesale Serv. (TIWS) (2)	100.00	Mobipay España (2)	13.36
Brasilcel (3)	50.00	Lycos Europe	32.10
T. Móviles Argentina	100.00	Sogecable (3)	16.79
T. Móviles Perú	98.53	Hispasat	13.23
T. Móviles México	100.00	Portugal Telecom (4)	9.83
Telefónica Móviles Chile	100.00	China Netcom Group (5)	5.00
T. Móviles El Salvador	99.08	BBVA	0.97
T. Móviles Guatemala	100.00	Amper	6.10
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00	(1) Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.36%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7,15%.
T. Móviles Panamá	100.00	(2) Ownership directly or indirectly held by Telefónica Móviles España.
T. Móviles Uruguay	100.00	(3) Telefónica de Contenidos, S.A. holds 15.59% and Telefónica, S.A. holds 1.20%.
Telefonía Celular Nicaragua	100.00	(4) Telefónica's Group effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.
T. Móviles Soluciones y Aplicac. (Chile)	100.00	(5) Ownership held by Telefónica Latinoamérica.There is an agreement to buy an additional 2.22%, peding of regulatory approval.

(1) Effective participation 88.01%.
(2) Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.
(3) Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (62.94%)

ADDENDA

Significant Events

  Pursuant to the resolution adopted by the shareholders of TELEFÓNICA, S.A. at their Annual General Meeting held on April 22nd, 2008, on May 13th, 2008, the Company paid a final dividend from 2007 net income of a fixed gross amount of 0.40 euros for each Company share issued, in circulation and carrying entitlement to this dividend.

  On 9 May 2008, regarding the public tender offer launched by PROMOTORA DE INFORMACIONES, S.A. ("PRISA") over the share capital of SOGECABLE, S.A., the Company has agreed, after studying the conditions, to participate in said offer with all the shares it owns, which represent 16.79% of the share capital of said company.

  On 22 April 2008, in the Annual General Meeting it was approved the reduction of the share capital of the Company by the amount of 68,500,000 euros, by means of the cancellation of 68,500,000 shares of the Company’s treasury stock, which were previously acquired in reliance on the authorization previously granted by the shareholders at the General Shareholders’ Meeting, within the limits established in Sections 75 et seq. and in additional provision 1, paragraph 2, of the Spanish Companies Act.

  On April 3rd, 2008, in accordance with the terms of a sale and purchase agreement entered into on 2 August 2007, the corresponding administrative authorisations having been obtained, VIVO PARTICIPAÇÕES, S.A. ("VIVO") completed acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of TELEMIG CELULAR PARTICIPAÇÕES S.A., the controlling shareholder of TELEMIG CELULAR S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million Reais. VIVO also acquired the right held by the seller, TELPART PARTICIPAÇÕES S.A. ("TELPART") to subscribe in the future for paid up shares in TELEMIG CELULAR PARTICIPAÇOES S.A. for a price of approximately 70 million Reais.

  In addition to this, on April 8, VIVO, through its subsidiary TCO IP, S.A. launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock in TELEMIG CELULAR PARTICIPAÇÕES S.A. and in its subsidiary company and TELEMIG CELULAR S.A. with a price per share of 63.90 R$ y 654.72 R$, respectively. The result of this offer, which concluded on May 12, was very successful, reaching a level of acceptance of the shares addressed by the offer close to 100%. Furthermore, in accordance with Brazilian securities market legislation, TCO IP, S.A. has submitted a mandatory tender offer for all the voting stock in TELEMIG CELULAR PARTICIPAÇOES S.A. and TELEMIG CELULAR S.A., with a price per share of 80% of the purchase price of the voting stock of these companies.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the first quarter of 2008, there were not significant changes in the consolidation perimeter.

DISCLAIMER

This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations.. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, please note that this information contained in the document has not been verified or revised by the Auditors of Telefónica.

For additional information, please contact.

Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)

Phone number:
+34 91 482 87 00

Fax number:
+34 91 482 85 99

Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Dolores García (dgarcia@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 14th, 2008	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer